  As filed with the Securities and Exchange Commission on September 11, 2000
                          Registration No. 333-40672

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                Amendment No. 1
                                      to
                                   FORM SB-1
                             REGISTRATION STATEMENT
                                     Under
                           THE SECURITIES ACT OF 1933

                          Yorktownuniversity.com, Inc.
                 (Name of small business issuer in its charter)

           Virginia                            8221                 54-1948373
  (State or other jurisdiction    (Primary Standard Industrial    (IRS Employer
of incorporation or organization)   Classification Code No.)    Identification No.)

                                 P.O. Box 653
                              Yorktown, VA 23690
                                  757.873.1100
         (Address and telephone number of principal executive offices)

                                 P.O. Box 653
                              Yorktown, VA 23690
(Address of principal place of business or intended principal place of business)

                          Richard J. Bishirjian, Ph.D.
                                 P.O. Box 653
                              Yorktown, VA 23690
                                  757.873.1100
           (Name, address and telephone number of agent for service)

                        Copies of all communications to:

                                David G. Edwards
                            Doepken Keevican & Weiss
                             58th Floor, USX Tower
                                600 Grant Street
                         Pittsburgh, Pennsylvania 15219
                                  412.355.2743

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]



                        CALCULATION OF REGISTRATION FEE

                                    Proposed
Title of each class of         maximum aggregate        Amount of
securities to be registered    offering price (1)  registration fee(2)

Common Stock.................      $4,500,000            $1,188

(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457 under the Securities Act of 1933, as amended.

(2) This amount was paid upon the initial filing of this Registration Statement by the Registrant on June 30, 2000.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

We will amend and complete the information in this prospectus. Although we are permitted by US federal securities law to offer these securities using this prospectus, we may not sell them or accept your offer to buy them until the documentation filed with the SEC relating to these securities has been declared effective by the SEC. This prospectus is not an offer to sell these securities or our solicitation of your offer to buy these securities in any jurisdiction where that would not be permitted or legal.


                   SUBJECT TO COMPLETION--September 11, 2000
Prospectus
           , 2000
                         Yorktownuniversity.com, Inc.
                        450,000 Shares of Common Stock

 . Yorktownuniversity.com is a recently formed,            . This is not an underwritten offering.  The
  nonaccredited for-profit university which proposes to     offering will continue until February 28,
  offer through the Internet for-credit college level       2001, unless all of the shares are earlier
  and continuing education courses in the humanities and    sold or we elect in our sole discretion to
  social sciences that reflect conservative thinking and    earlier terminate or extend the offering
  philosophies.                                             until a date not later than May 31, 2001.

 . Yorktownuniversity.com, Inc.                            . This is our initial public offering, and
  14 West Queen's Way                                       no public market currently exists for our
  Hampton, Virginia 23669                                   shares.
  757.873.1100
  E-mail address: info@yorktownuniversity.com             . All subscription funds received will be
                                                            held in escrow and not released to us for our
 . Web sites:                                                use unless and until at least 125,000 shares
  www.yorktownuniversity.com                                ($1,250,000) are sold prior to the
----------------------------                                termination of the offering.  If
                                                            subscriptions for the minimum offering amount
The Offering:                                               have not been received prior to the
                                                            termination date of the offering, all
 . We are offering 450,000 shares at $10 per share,          subscription funds will be returned to the
  with a minimum subscription amount of $1,000 for 100      subscribers, without interest.
  shares.  No existing shareholders are selling shares
  in the offering. The shares are being offered directly
  by Yorktownuniversity.com, principally through the
  Internet.





------------------------------------------------------------------------------------------------------------
                                                Per Share (1)   Minimum Offering (1)    Maximum Offering (1)
------------------------------------------------------------------------------------------------------------
Proceeds to Yorktownuniversity.com:                  $10            $1,250,000              $4,500,000
------------------------------------------------------------------------------------------------------------

     _________________
     (1) Excluding estimated expenses of the offering of $75,000, all of which will be borne by Yorktownuniversity.com. See "Use of Proceeds." Yorktownuniversity.com does not intend to pay any selling compensation or finders' fees in connection with the offering. See "Plan of Distribution."

This investment involves a high degree of risk. See "Risk Factors" beginning on page 5.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be offered or has determined whether this prospectus is truthful or complete. Nor have they made, nor will they make, any determination as to whether anyone should buy these securities. Any representation to the contrary is a criminal offense.

                               TABLE OF CONTENTS


Prospectus Summary........................................................................       5
The Offering..............................................................................       6
Risk Factors..............................................................................       7
Use of Proceeds...........................................................................      13
Dividend Policy...........................................................................      15
Capitalization............................................................................      15
Dilution..................................................................................      16
Determination of Offering Price...........................................................      17
Management's Discussion and Analysis of Certain Relevant Factors..........................      17
Business..................................................................................      18
Management................................................................................      34
Principal Stockholders....................................................................      39
Description of Capital Stock..............................................................      41
Certain Transactions and Policies.........................................................      43
Shares Eligible for Future Sale...........................................................      45
Plan of Distribution......................................................................      45
Experts...................................................................................      47
Legal Matters.............................................................................      47
Additional Information....................................................................      47
Index to Financial Statements.............................................................     F-1
Annex A - Form of Subscription Agreement..................................................     A-1
Annex B - Form of Escrow Agreement........................................................     B-1

The Virginia State Corporation Commission does not pass upon the adequacy or accuracy of this disclosure document or upon the merits of this offering, and it expresses no opinion as to the quality of this security.

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus. You should read this entire prospectus carefully. This prospectus contains forward-looking statements, which involve risks and uncertainties. Yorktownuniversity.com's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this prospectus.

                          Yorktownuniversity.com, Inc.

     Yorktownuniversity.com proposes to establish and operate an online university offering courses in government, business, economics, philosophy and other humanities disciplines taught by leading conservative scholars. Yorktownuniversity.com proposes to offer courses that examine contemporary problems of government, of American society and national security from a deeper, philosophical, and historical tradition than is commonly found in American education. Yorktownuniversity.com proposes to offer college level degree courses and continuing education courses targeted to the following persons:

     . High school and home school students who desire to take college level courses for credit.

     .    Adult, working students, ages 24 to 45, seeking the BA degree.

     . Officers and enlisted military personnel taking courses relative to their employment as military professionals.

     . Adults, over the age of 45, seeking intellectual enrichment or engaged in a personal spiritual quest.

     . Traditional college age students enrolled in other four year undergraduate programs taking courses for transfer credit or looking for conservative faculty to guide them in their field of interest.

     Yorktownuniversity.com does not intend to offer courses in all subject areas necessary to earn a college degree, but, rather, to focus on courses in the disciplines catering to the political, economic and social interests of our conservative students. Students desiring to enter Yorktownuniversity.com's degree programs must earn a minimum of 30 academic credits in core curriculum subjects at another institution before they will be accepted into our degree program. See "Business - B.A. Programs." Yorktownuniversity.com will seek accreditation for its degree programs from the Department of Education's designated accrediting body for distance education providers, which it anticipates will occur not earlier than three years after beginning operations and will seek accrediting from a regional accrediting body, which it anticipates will occur not earlier than five years after beginning operations.

     We believe that many working adults are seeking degree programs that provide flexibility to accommodate the fixed schedules and time commitments associated with their professional and personal obligations. The Internet provides a platform that enables working adult students to attend classes and complete coursework on a more convenient schedule. In addition to offering broader access, we believe that online learning degree programs, such as those proposed to be offered by Yorktownuniversity.com, provide course content and faculty instruction that compare favorably to a traditional campus-based education.

     Yorktownuniversity.com is named for Yorktown, the site of the concluding battle of America's War of Independence. There, American and French forces, at land and sea, defeated the British forces under the command of Lord Cornwallis.

                                  The Offering



Common stock offered            450,000 shares

Offering price                  $10.00 per share

Minimum subscription amount     $1,000 (100 shares)

Subscription                    Subscribers must complete and return the
                                subscription agreement attached as Annex A.
                                Subscriptions may be withdrawn at the election of the subscriber at any time prior to our acceptance of the subscription and release of the subscription funds from escrow.

Minimum offering                125,000 shares

Offering period                 Until February 28, 2001 unless all of the shares
                                are earlier sold or we elect in our sole discretion to earlier terminate or extend the offering to a date not later than May 31, 2001.

Escrow If subscriptions for the minimum offering amount have not been received and accepted prior to the termination date of the offering, which in no event will extend beyond May 31, 2001, then all subscription funds will be returned to subscribers, with interest, within 10 days after the termination of the offering. The date by which subscriptions for the minimum offering amount must be received and accepted may be earlier for Minnesota investors. See "Plan of Distribution-Escrow of Funds and Acceptance of Subscriptions."

Escrow Agent                    Firstar Bank, N.A.

Common stock to be outstanding
  after this offering if all
  shares sold                   928,166 shares

Use of proceeds                 We plan to use the proceeds from this offering
                                to develop, promote and begin operating our on-line university, including, potentially, by acquiring other courses or educational products that are compatible with our objectives and philosophy, and for other working capital and general corporate purposes.

          The share information above is based upon shares outstanding as of the date of this prospectus and excludes shares that may be issued upon the exercise of options. Unless otherwise indicated, all information contained in this prospectus reflects the conversion of our outstanding Series A convertible preferred stock into our common stock.

                                 RISK FACTORS

     An investment in Yorktownuniversity.com common stock involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained in this prospectus, before you decide to buy Yorktownuniversity.com common stock. Our business, financial condition, or results of operations could be adversely affected by any of these risks. The price of Yorktownuniversity.com common stock could decline or you could be unable to sell your shares due to any of these risks, and you may lose part or all of your investment.

                         Risks Related to Our Business

We expect to generate operating losses and negative cash flow for the foreseeable future.

     We expect to generate operating losses and negative cash flow for the foreseeable future as we intend to invest heavily to attract more students. We will incur additional expenses for hiring new faculty and counselors, expanding our product offering, and increasing our brand awareness. Accordingly we will need to generate significant revenues to achieve profitability.

We may not be able to attract the number of students needed to generate sufficient revenues to sustain our online university.

     The concept of an online university designed to advance conservative thinking is unique and has not been attempted by any other operator. In particular, we may have difficulty promoting our university to prospective students in our degree programs unless and until it receives accreditation. Consequently, we do not know if our concept will find acceptance. We may be unable to attract the number of students we need to sustain our online university.

We lack many of the competitive advantages enjoyed by traditional colleges and universities.

     We lack some of the competitive advantages enjoyed by traditional colleges and universities, primarily in the social and personal growth areas that form part of campus life. Students will not be able to interact in the same physical space with other students and faculty. Moreover, enrollment at Yorktownuniversity.com does not offer students the opportunity to participate in the athletic, fraternal and other student organizations that often are important to student academic life.

We have no operating history by which you can assess our likely performance.

     Yorktownuniversity.com is newly organized and has no operating history with which to evaluate its likely performance. An investment in Yorktownuniversity.com involves significant risk factors outlined under "Risk Factors" and elsewhere throughout this prospectus that prospective investors should consider before subscribing to purchase our shares. We may not be successful in addressing these risks, and the failure to do so would have a material adverse effect on our business and financial results.

We cannot adjust expenses for any particular quarter in response to revenue shortfalls.

     Most of our expenses do not vary directly with revenue and are difficult to adjust in the short term. As a result, if revenue for a particular quarter is below our expectations, we could not proportionately reduce operating expenses for that quarter. Any revenue shortfall would therefore have a disproportionate effect on our expected operating results for that quarter.

Our success depends in part on our ability to develop courses and degree programs in a cost-effective manner and on a timely basis.

     Our success depends in part on our ability to develop courses and degree programs in a cost-effective manner, and meet our students' needs in a timely manner. The development of our degree programs may not be accepted by our students or the online education market. Even if we are able to develop acceptable courses and degree programs, we may not be able to introduce them as quickly as our students require or as quickly as our competitors.

Capacity constraints or system disruptions to our computer networks could damage our reputation and limit our ability to attract and retain students.

     The performance and reliability of our computer infrastructure and systems is critical to our reputation and ability to attract and retain students. Any system error or failure may result in the unavailability of our computer networks. Individual, sustained, or repeated occurrences could significantly damage our reputation and result in a loss of potential or existing students. We cannot assure you that we will be able to expand our computer infrastructure and systems on a timely basis sufficient to meet demand for our programs.

     Our computer systems and operations are vulnerable to interruption or malfunction due to events beyond our control, including natural disasters and telecommunications failures. Although we have contracted for redundant server support, our formal disaster recovery plan has never been tested, and business interruption insurance we purchase, if any, may not be sufficient to compensate for losses that may occur. Any interruption to our web host's computer systems or operations could have a material adverse effect on our ability to attract and retain students.

Our computer networks may be vulnerable to security risks that could disrupt our operations and require us to expend significant resources.

     Our computer networks may be vulnerable to unauthorized access, computer hackers, computer viruses, and other security problems. A user who circumvents security measures could misappropriate proprietary information or cause interruptions or malfunctions in our operations. Due to the sensitive nature of the information contained on our networks, such as students' grades, our networks may be targeted by hackers. As a result, we may be required to expend significant resources to protect against the threat of these security breaches or to alleviate problems caused by these breaches. Although we intend to continue to implement industry-standard security measures, these measures may be inadequate.

We may incur liability for the unauthorized duplication or distribution of class materials posted online for class discussions.

     In some instances, our instructors may post various articles or other third-party content on the class discussion board. We may incur liability for the unauthorized duplication or distribution of this material posted online for class discussions. We cannot assure you that a third party will not raise a claim against us for the unauthorized duplication of this material. Any of these claims could subject us to costly litigation and impose a significant strain on our financial resources and management personnel regardless of whether the claims have merit. General liability insurance we purchase, if any, may not cover or be adequate for potential claims of this type and we may be required to alter the content of our classes or pay financial damages.

Our management has never operated a university.

     Although the members of our board and management include seasoned businesspersons and academicians, none of these individuals has experience operating a university. We intend to use a portion of the proceeds of the offering to recruit individuals with such experience. However, we may not be able to attract suitable candidates. If our management team is inadequate, we will likely be unable to effectively and efficiently operate an online university.

We cannot predict our future capital needs, and we may not be able to secure additional financing.

     We may need to raise additional funds in the future to fund our operations, to expand our markets and product offerings, or to respond to competitive pressures or perceived opportunities. We cannot assure you that additional financing will be available on terms favorable to us, or at all. If adequate funds are not available when required or on acceptable terms, we may be forced to cease our operations, and even if we are able to continue our operations, our ability to increase our students and revenues may be adversely affected.

We depend on licensed technology from third parties and our failure to maintain these arrangements could disrupt our operations.

     We rely on technology licensed from third parties for use in operating and managing our computer networks. We cannot assure you that these technology licenses will continue to be available on commercially reasonable terms, that the technology will operate as intended, or that the technology or appropriate licenses will be available at all. Our failure to maintain relationships with these third-party license providers could disrupt our operations.

Our future growth depends on the continued growth of the Internet.

     Our business relies on the Internet for its success. If the Internet does not develop as an effective online educational delivery system, we may not grow as planned.

     A number of factors could inhibit the growth and acceptance of the Internet, including:

     .  inadequate Internet infrastructure;
     .  security and privacy concerns;
     .  the lack of compelling content; and
     .  the unavailability of cost-effective, high-speed service.

We intend to generate additional revenue by selling advertisements on our Web site and due to our lack of experience in generating advertising revenue and lack of advertising sales personnel this business plan may not be successful.

     To date, we have derived no revenue from advertising. We do not have experience in generating advertising revenue and we do not currently have an advertising sales force. Our ability to successfully generate revenue through advertising may require us to locate third-party experts or specialists who would develop or assist us in developing our advertising business plan. If we are unable to locate these experts or specialists, we may fail to develop an advertising business plan, which could constrain our revenue growth.

If our agreements with various portals and e-commerce Web sites do not perform as expected, it could affect our ability to increase or maintain our enrollments.

     We may rely on agreements with various portals and e-commerce Web sites to attract potential students to our Web site. These relationships may include arrangements relating to the positioning of our brand name on Web browsers and agreements with Internet service providers and portals. We may also rely on other Web site operators that provide links to our Web site. We cannot assure you that the services of those companies that provide access or links to our Web site will achieve market acceptance or commercial success.

Accordingly, there can be no assurance that our existing, or future, relationships will result in sustained business relationships, new enrollments, or increased revenues. We believe that our relationships with portals and e-commerce Web sites are important to our ability to attract potential students and advertisers. The failure of one or more of these relationships could significantly reduce leads to our Web site, reduce our enrollments, and limit our revenues.

Our failure to maintain our domain name could negatively impact our business.

     We currently hold Internet domain names. Third parties may acquire substantially similar or conceptually similar domain names that decrease the value of our domain name and trademarks and other proprietary rights which may hurt our business. Internet regulatory bodies generally regulate domain names. The regulation of domain names in the United States and in foreign countries is subject to change. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. The relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. As a result, we may not acquire or maintain exclusive rights to our domain name in the United States or in other countries in which we conduct business.

Our management maintains broad discretion with respect to the use of the offering proceeds.

     Our management will make all decisions with regard to allocation of the offering proceeds. As a result, the offering proceeds may not be directed to purposes that will enable us to succeed as a business. The ability of our management to determine the best uses for the offering proceeds will have a serious impact on our likelihood of success.

We are dependent on executive management.

     We believe that our success depends on the continued employment of our management team. If one or more members of our executive management team were unable or unwilling to continue in their present positions, our business could be materially adversely affected.

     Richard J. Bishirjian, our president and chief executive officer, has an instrumental role in the concept, direction and day to day business decisions of Yorktownuniversity.com. If Dr. Bishirjian were to die or suffer a disability that prevented him from participating in our business decisions on a daily basis, it is likely that our business would experience serious setbacks. To mitigate this effect, we will obtain key person life insurance with policy limits of approximately $182,000. Currently, we do not carry key person life insurance on any other person.

     In addition, we have an employment contract only with Dr. Bishirjian for a three year term. Therefore, any other executive is free to leave our employment at any time and compete against us. Dr. Bishirjian could also leave us and compete against us after the expiration of his contract.

You will not have had the benefit of a contemporaneous, independent review of certain past transactions with insiders.

     At the time we originally issued our common stock to our founders and agreed to pay management fees to an affiliate of one of the founders, we did not have any independent directors. See "Certain Transactions." Although our current, independent directors have since ratified these transactions, we may not have entered into these transactions originally had they been scrutinized by a body of independent directors. For example, the percentage of our capital stock issued to the founders was determined without benefit of an independent examination and may not reflect an appropriate value for their contribution to

Yorktownuniversity.com.

A member of our management may have a conflict of interest that affects his decisions with respect to our business.

     Richard J. Bishirjian, Ph.D. founded, owns and has managed a consulting company, CMP International Consulting, Inc. since 1983. Dr. Bishirjian serves as our president and chief executive officer and also holds a directorial position. We have entered into a management agreement with CMP International Consulting, in part to enable Dr. Bishirjian to be compensated for services rendered to us before we commence operations. As of May 31, 2000, we have paid management fees of $4,700 to CMP International Consulting for services rendered in organizing Yorktownuniversity.com, securing Internet domain registrations, recruiting Faculty, making applications for state licenses and administering our offering of shares to the public. In June 2000, our board approved payment of management fees of $20,300 for an eight-month period, during which CMP International Consulting will manage university affairs. Dr. Bishirjian's relationship with CMP International Consulting may influence his decisions as our president and chief executive officer and a member of our board, thus creating a conflict of interest that may cause our business to suffer.


                         Risks Related to Our Industry

The market for online learning is in an early stage and may not continue to develop.

     The market for online learning is in an early stage of development and it currently represents only a small percentage of the overall higher education and training market. The use of online education and training may not increase as we anticipate and our programs may not be accepted by students. Also, some educators are opposed to online education and have the capacity to negatively influence the market for our programs. Some critics have also expressed concerns regarding the perceived loss of control over the educational process that can result from the outsourcing of online campuses and courses. We may be unable to continue to increase our number of students and revenues if the higher education and training market does not more generally accept online learning.

We operate in a highly competitive market with rapid technology changes and we may not have the resources needed to compete successfully.

     Online education is a highly fragmented and competitive market that is subject to rapid technological change. Competitors vary in size and organization from traditional colleges and universities, many of which have some form of online education programs, to for-profit schools, corporate universities, and software companies providing online education and training software. We expect the online education and training market to be subject to rapid changes in technologies. Our success will depend on our ability to adapt to these changing technologies. We may not have the resources necessary to compete with the rapidly changing technologies being developed by our competitors.

We are not accredited and our inability to obtain accreditation would significantly reduce demand for our programs.

     Yorktownuniversity.com is currently not an accredited university and will not be eligible to apply for accreditation until we meet specified accrediting standards, including having graduated our first degree candidate. We can offer no assurances that we will ever become an accredited institution. Unless and until we are accredited, we will be unable to participate in federal financial aid programs or federal tuition assistance programs established for military personnel. In addition, unless and until we are accredited, we may have difficulty in attracting students to our degree programs, or in attracting and retaining a high quality faculty.

Ultimately, a failure to obtain appropriate accreditation will diminish our standing as an institution of higher learning and jeopardize our ability to successfully operate our business.

State regulations for distance education are currently uncertain and may require us to expend significant resources and significantly limit our ability to expand our business.

     Some state regulations for distance education providers are uncertain. We may have to devote significant time and financial resources in order to comply with various state laws and regulations, if states determine to regulate online education or are permitted to tax it. We may not have sufficient resources to comply with any new laws and regulations that may be enacted, which could preclude us from operating in one or more states and could significantly limit our ability to expand our business.

Government regulations relating to the Internet could increase our cost of doing business or affect our ability to grow.

     The increasing popularity and use of the Internet and other online services for the delivery of education may lead to the adoption of new laws and regulations in the U.S. or elsewhere. These new laws could relate to issues such as online privacy, copyright and trademark, sales taxes, and fair business practices or the requirement that online education institutions qualify to do business as a foreign corporation or be licensed as a school in one or more jurisdictions. Any new laws or regulations related to doing business over the Internet could increase our cost of doing business or affect our ability to increase our number of students and revenue.


                         Risks Related to this Offering

We will not have an underwriter to conduct an independent review of this offering.

     The proposed direct public offering will be conducted without an underwriter. Underwriters customarily take appropriate steps to ensure that the information contained in the prospectus is accurate and complete. The underwriter typically participates in the preparation of the prospectus, is independent of the issues and is represented by separate legal counsel. Since there will be no underwriter in this offering, investors will not have the benefit of an independent review and investigation of the prospectus.

There is no market for our shares and you may not be able to sell shares you hold for what you believe is a fair price.

     It is likely that there will be no liquid market for our shares following this offering, and a market for our shares may never develop. We may not have a market maker for our shares, in which case any trading of our shares may prove extremely difficult. Although we intend to explore the possibility of seeking to have our shares included on the OTC Bulletin Board or listed with alternative trading systems, even if we are successful in doing so, there can be no assurance that the volume of trades will be significant. In any of these events, shareholders may not be able to sell their shares when desired, if at all, or may not be able realize what they perceive is fair value for their shares.

If we were to trade our common stock on a securities market, the market price of our common stock could fluctuate significantly, subjecting us to securities class action litigation.

     The stock market has experienced extreme price and volume fluctuations and the market prices of securities of Internet-related companies have been particularly volatile. In the past, companies that have experienced such volatility have sometimes been the object of securities class action litigation. Securities class action litigation may result in substantial costs and a diversion of our management's attention and resources.

If we were to trade our common stock on a securities market, the market price of our common stock may decline due to shares of our common stock eligible for future sale.

     Upon completion of this offering, existing shareholders will have 928,398 shares of our common stock.

     We cannot predict the effect, if any, that sales of our common stock, or the availability of shares for sale, will have on the market price prevailing from time to time. Nevertheless, sales of significant amounts of our common stock in the public market, or the perception that those sales may occur, could adversely affect the prevailing market price.

You will suffer immediate and substantial dilution by investing in our shares.

     As a result of this offering there will be a substantial and immediate dilution to the subscribers in the shares offered hereby since the net tangible book value will be reduced proportionately per share. Purchasers of our shares in this offering will incur immediate dilution of $7.70 representing 70.7% of the offering price of $10 per share if the minimum number of shares are sold and immediate dilution of $5.00 representing 50.0% of the offering price of $10 per share if the maximum number of shares are sold.

As a new investor, you will bear the greatest risk of loss.

     Existing shareholders acquired their shares at a price (on average, $.45 per share) that is substantially below the public offering price. Accordingly, all new investors will bear the greatest risk of loss.

If we raise only the minimum amount of proceeds, we will need to make smaller allocations for each intended use of proceeds.

     Although we have calculated the minimum amount of money we need for each intended use of proceeds, and based on our minimum offering on this calculation, our estimate actually may be incorrect. The minimum offering may not provide us with enough funds to enable our business to succeed.


                                USE OF PROCEEDS

     The net proceeds we will receive from the sale of a minimum of 125,000 shares is estimated to be $1,175,000 after deducting estimated offering expenses of not more than $75,000. Certain additional offering expenses will be paid with the proceeds from existing funds. The net proceeds we will receive from the sale of a maximum of 450,000 shares is estimated to be $4,425,000 after deducting estimated offering expenses of $75,000.

     We intend to use the net proceeds from this offering for general corporate purposes, including to pay marketing expenses and costs necessary to begin operations of the online university and for working capital. The costs to be incurred to enable us to market our online university and to begin operations include the costs of developing our web site, recruiting faculty, administrative and management personnel, paying salaries of faculty and administrative personnel, programming course offerings, paying administrative and officer salaries, leasing administrative offices, purchasing or leasing office furniture, computer equipment and software, direct mail and electronic media
marketing and radio and print advertising.   If we sell more than the minimum
number of shares offered, we expect to be able to be able to program more courses and to more aggressively recruit faculty, including internationally.

     In addition, we may acquire existing courses or educational products that are compatible with our objectives and philosophy.

     In determining whether to acquire existing courses, we will evaluate whether (1) the content of the courses meets our qualitative and philosophical standards and (2) the costs of acquisition exceed the cost of developing like courses, after taking into account expected revenues from the acquired courses.

     We expect to have sufficient funds to operate for in excess of 12 months even if only the minimum number of shares is sold. Pending the specified use of funds, we intend to invest the net proceeds from this offering in investment grade, interest-bearing securities.

     Nevertheless, the above-stated intended uses for our net proceeds are subject to change. Potential areas for reallocation include salaries, marketing and acquisitions, depending on the total net proceeds from this offering. Any and all allocation decisions will be made by our chief executive officer in consultation with our chief operating officer, subject to approval or ratification by the board of directors.

     Following is our estimated use of proceeds in tabular form:

                                                           Minimum       Percentage of          Maximum            Percentage of
                                                          Offering          Minimum             Offering             Maximum
                                                                            Offering                                 Offering
--------------------------------------------------------------------------------------------------------------------------------
Offering Expenses (1)                                     $   75,000                6.0%           $   75,000                1.7%
--------------------------------------------------------------------------------------------------------------------------------
Web site Development (2)                                      70,000                5.6%              225,000                5.0%
--------------------------------------------------------------------------------------------------------------------------------
Recruitment (3)                                                5,000                0.4%              100,000                2.2%
--------------------------------------------------------------------------------------------------------------------------------
Programming of Course Offerings (4)                          300,000               24.0%            1,000,000               22.2%
--------------------------------------------------------------------------------------------------------------------------------
Furniture and Equipment (5)                                   35,000                2.8%               50,000                1.1%
--------------------------------------------------------------------------------------------------------------------------------
Salaries & Benefits                                          165,000               13.2%              500,000               11.1%
--------------------------------------------------------------------------------------------------------------------------------
Acquisitions of Existing Courses                                   0                  0%              500,000               11.1%
--------------------------------------------------------------------------------------------------------------------------------
Marketing                                                    300,000               24.0%            1,300,000               28.9%
--------------------------------------------------------------------------------------------------------------------------------
Working Capital  (6)                                         300,000               24.0%              750,000               16.7%
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
Total                                                     $1,250,000              100.0%           $4,500,000              100.0%
--------------------------------------------------------------------------------------------------------------------------------

(1) Offering expenses from proceeds will vary based on our available funds. We will expend a greater amount for additional direct mail marketing if we meet our minimum goals.

(2) If we reach our maximum offering, we will include a capital expenditure for a Compaq server in our website development costs.

(3) If we reach our maximum offering, our recruitment costs will increase to include the purchase of print advertisements in professional publications.

(4) Our course programming costs are scalable to include some video programming if we reach our maximum offering.

(5) Our furniture and equipment costs will vary depending on whether we purchase used or new equipment.

(6) We will expend $6,000 of working capital to pay existing indebtedness to CMP International Consulting, Inc., a consulting company founded and operated by Richard Bishirjian, our president and chief executive officer. See "Certain Transactions and Policies."

                                DIVIDEND POLICY

     We have never paid dividends and have no expectation of doing so for the foreseeable future.


                                 CAPITALIZATION

     The following table presents the capitalization of the Company as of May 31, 2000, and as adjusted to give effect to the conversion of our Series A convertible preferred stock and the sale of the minimum and maximum number of shares in the offering, less estimated offering expenses.

                                             Actual      As adjusted for      As adjusted for     As adjusted for
                                                         conversion of        sale of minimum     sale of maximum
                                                         Series A             shares (1)          shares (1)
                                                         convertible
                                                         preferred stock (1)
Stockholder's Equity:

Common Stock, par value $.001 per
 share, 3,000,000 shares authorized;
 351,645 shares issued and outstanding
 (actual); 478,167 shares issued and
 outstanding (as adjusted for
 conversion of Series A convertible
 preferred); 603,167 shares issued and
 outstanding (as adjusted for sale of
 minimum shares); 928,167 shares issued
 and outstanding (as adjusted for sale
 of maximum shares)                           $ 31,500          $214,166          $1,389,166          $4,639,166

Series A convertible preferred stock,
 par value $.001 per share, 10,000
 shares authorized; 172.7 shares issued
 and outstanding (actual); no shares
 issued and outstanding (as adjusted
 for conversion of Series A convertible
 preferred stock)                              172,666             -----               -----               -----

Additional paid-in capital
(Common stock issued in exchange for
 services)                                      93,400            93,400              93,400              93,400

Deficit accumulated during development
 stage                                         (95,713)          (95,713)            (95,713)            (95,713)
                                              --------          --------          ----------          ----------
Total stockholders' equity                    $201,853          $211,853          $1,386,853          $4,636,853


______________________
(1) Includes an additional 10 shares of Series A convertible preferred stock sold for $1,000 per share in June 2000 that are convertible into 6,926.4 shares of common stock.

                                    DILUTION

     Our pro forma net tangible book value as of May 31, 2000 was $144,218 or $.31 per share. Our pro forma net tangible book value per share is determined by subtracting the total amount of our liabilities from the total amount of our tangible assets and dividing the remainder by the number of shares of our common stock outstanding after giving effect to the conversion of Series A convertible preferred stock into 126,521.8 shares of common stock. The pro forma net tangible book value per share after this offering will be at $2.30 if the minimum number of shares is sold and $5.00 if the maximum number of shares is sold, as compared to an initial public offering price of $10 per share. Therefore, purchasers of shares of common stock in this offering will realize immediate dilution of $7.70 per share in the case of the minimum offering and $5.00 per share in the case of the maximum offering. The following table illustrates this dilution, assuming the minimum number and maximum number of shares are sold as follows:


                                                                                      Min.       Max.
Initial public offering price per share...........................................     $10.00     $10.00
     Pro forma net tangible book value per share as of May 31, 2000...............        .31        .31
     Increase in net tangible book value per share attributable to new investors..       1.99       4.69
Pro forma net tangible book value per share after this offering...................       2.30       5.00
Dilution per share purchased in this offering.....................................       7.70       5.00


     The following table presents, on a pro forma basis, as described above, as of May 31, 2000 and based on an initial public offering price of $10 per share, for our existing shareholders and our new investors:

       .  the number of shares of our common stock purchased from us;

       .  the total cash consideration paid;

       . the average price per share paid before deducting estimated underwriting discounts and commissions and our estimated offering expenses; and

       . the average price per share paid by the existing holders of common stock including the holders of common stock after giving effect to the conversion of the Series A convertible preferred stock into 126,521.8 shares of common stock.


                                            Shares Purchased                     Total Consideration                 Average
                                     ------------------------------       ----------------------------------          Price
                                        Number            Percent             Number             Percent            Per Share
                                     -----------       ------------       ------------         ------------       --------------
Existing shareholders..............      478,167             51.52%       $    214,166                4.54%       $          .45

New investors (maximum)............      450,000             48.48%       $  4,500,000               95.46%       $        10.00
                                     -----------       ------------       ------------         ------------       --------------

Total (maximum)....................      928,167               100%       $  4,714,166                 100%       $         5.08
                                     ===========       ============       ============         ============       ==============


                                            Shares Purchased                     Total Consideration                 Average
                                     ------------------------------       ----------------------------------          Price
                                        Number            Percent             Number             Percent            Per Share
                                     -----------       ------------       ------------         ------------       --------------
Existing shareholders..............      478,167             79.28%       $    214,166               14.63%       $          .45

New investors (minimum)............      125,000             20.72%       $  1,250,000               85.37%       $        10.00
                                      ----------       ------------       ------------         ------------       --------------

Total (minimum)....................      603,167               100%       $  1,464,166                 100%       $         2.43
                                     ===========       ============       ============         ============       ==============


     The above tables exclude all outstanding options. See "Management--Stock and Option Awards" and notes to our consolidated financial statements.


                        DETERMINATION OF OFFERING PRICE

     In determining the per share offering price, we took into account our expectations for future revenue and our belief as to what per share price would be acceptable to prospective investors. This price should be considered to have been set arbitrarily. It is not based upon any established criteria of value and no underwriter participated in establishing this price.


        MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

     The following commentary should be read in conjunction with the Financial Statements and notes contained elsewhere in this prospectus.

Overview

     From our inception through the date of this prospectus, our operating activities related primarily to developing a web site, recruiting faculty members, developing a curriculum, meeting state licensing requirements to offer courses for degree credit, recruiting management, and selection of a host for our web site. Since our online university is not expected to commence course offerings until completion of this offering, we have generated no revenues to date. Since inception we have incurred significant expenditures without compensating income, and, as of May 31, 2000, cash on hand had been reduced to $160,363.

     We intend to generate revenues through tuition paid by our students, through sales of books and course materials through our online bookstore, and from Internet advertising on our web site. Particularly in the early years of operations, we expect to incur significant marketing expenses to attract students. By advertising in conservative magazines, on conservative radio programs and web sites, campus conservative newspapers and military newspapers and through development of relationships with conservative home school and politically and educationally active Christian organizations, we expect our advertising to be more cost effective than online universities seeking to appeal to a broader population base. However, due to these and other operating costs, we do not expect Yorktownuniversity.com to become profitable at least through the first three years of operations.

Liquidity and Capital Resources

     Since inception, we have financed our operations and capital expenditures primarily through the sale of the Series A convertible preferred stock. We have no lines of credit or other sources of cash except the net proceeds, if any, of this offering.

                                    BUSINESS

Overview

     Yorktownuniversity.com proposes to establish and operate an online college, which offers courses for degree credit in government, business and economics, and the humanities disciplines taught by leading conservative scholars. Yorktownuniversity.com proposes to offer college level degree courses for degree credit and continuing education courses targeted to the following persons:

     . High school and home school students who desire to take college level courses for advanced placement.

     .    Adult, working students, ages 24 to 45, seeking the BA degree.

     . Officers and enlisted military personnel taking courses relative their employment as military professionals.

     . Adults, over the age of 45, seeking intellectual enrichment or engaged in a personal spiritual quest.

     . Traditional college age students enrolled in other four year undergraduate programs taking courses for transfer credit or looking for conservative faculty to guide them in their field of interest.

The Opportunity for Online Education

     The National Center for Education Statistics estimates that in 2001, the number of students enrolled in distance education programs will increase to more than 3,500,000 students. According to the National Center for Education Statistics, individuals with a college degree, moreover, earn 50% more than those with only a high school diploma. The adult education market is a significant component of the post-secondary education market. The U.S. Department of Education estimated that, for 1996, adults over the age of 24 comprised approximately 6.1 million, or 43%, of the students enrolled in higher education programs. The U.S. Census Bureau estimates that approximately 75% of students over the age of 24 work while attending school. We believe that the market for adult education will continue to prosper as working adults seek additional education and training to update and improve their skills, to enhance their earnings potential, and to keep pace with the rapidly expanding knowledge-based economy. According to a leading analyst in the field, enrollments in web based higher education is growing at an annual rate of 30%. We are in the early stage of development of this aspect of the education marketplace, and early entrants into the marketplace with brand identification and competitive prices will best be able to take advantage of opportunities to grow.

     Many working adults are seeking degree programs that provide flexibility to accommodate the fixed schedules and time commitments associated with their professional and personal obligations. The Internet provides a platform that enables working adult students to attend classes and complete coursework on a more convenient schedule.

     According to Nielsen Media Research and NetRatings, there were over 148.8 million Internet users in the United States in July 2000. U.S. online use has reached a level that was unanticipated five years ago. According to published industry analysis, in July 2000, 80 million people went online, up 20% from the previous twelve months.

     The largest university in the United States, the for-profit, publicly traded, University of Phoenix, has 12,000 students online in a student body of more than 90,000. The University of Maryland's Internet course offerings attract 37,000 students annually. American Military University, which began in 1992 with 18 students and 23 course offerings, now has more than 1,500 students enrolled in its course on military subjects. Jones International University, a for-profit closely held Company, founded in 1993, was the first entirely Internet university to receive U.S. regional accreditation in 1999. In this competitive marketplace, we believe that Yorktownuniversity.com can distinguish itself by courses that are taught by some of the leading conservative scholars in America.

Competition

     Competition for online university education and training will become intense, with, for profit, accredited universities taking the lead, initially, over traditional educational organizations. The University of Phoenix, a for-profit, publicly traded university has more than 90,000 students, of which 12,000 are reported to be enrolled in online degree programs. During its initial development of its online course offerings, University of Phoenix' online enrollment doubled annually. Last year it experienced 60% growth in online enrollments. American Military University, accredited by the Distance Education Training Council, and which, thereby, may process Department of Defense tuition assistance for members of the Armed Services of the United States, has grown from eighteen students in 1992 to more than 1,500 in 1999. Capella University, which recently announced significant financing from the New York investment firm of Forstmann Little, and Jones International University, are also for profit, accredited providers of online college level courses. Tuition costs at Jones International of $600 per undergraduate course are price
competitive with all but a few state subsidized colleges and universities.   The
University of Maryland's online division has close to 32,000 students taking courses online. The state of Michigan recently created an Internet university, and other states are examining this opportunity.

     These online degree programs are designed for increasing numbers of students between the ages of 23 and 45 who seek undergraduate and postgraduate degrees. Working and parenting adults seeking a college education, or advanced training for job advancement are increasingly turning to the Internet to fulfill their educational needs. Providers of online education programs, therefore, must carefully gauge the educational marketplace and design educational programs to fulfill market demands. Efficiencies of the Internet enable online providers to offer narrow, and job specific, education and training at costs substantially lower than traditional education providers. Jones International's emphasis is on communication. Phoenix focuses on business. American Military University offers defense studies. We expect that institutions providing narrow and focused online degree programs will become prominent in higher education in the United States and abroad and will aggressively compete with one another as well as with traditional colleges and universities.

     We believe that Yorktownuniversity.com distinguishes itself from its competitors by focusing on course offerings grounded in conservative ideas and the philosophy of the founding fathers of the Constitution of the United States. To our knowledge, no other conservative on-line university exists. We will seek to attract students through the many conservative organizations that are active in the United States.

Certificate Programs

     Yorktownuniversity.com will offer individual courses for students seeking degree credits, and courses that are "packaged" in Certificate Programs in Government, Business, Economics, and the Humanities. We believe that elected officials, particularly in state government, state and federal legislators, may require their political appointees to complete one or more of our Certificate Programs, and owners of closely held companies will find our Certificate Programs a valuable means to assure knowledge of the principles of our capitalist system among middle and senior management.

     On June 20, 2000, the State Higher Education for Virginia granted approval to Yorktownuniversity.com to offer individual college level courses for students seeking degree credits, and to offer Certificate Programs in Government,
Business, Economics, and the Humanities for degree credit.   Our Certificate
Programs are described below:

                                              Certificate Programs
Faculty                                  Government--The American Order                            Affiliation
James McClellan              The American Founding                                    Independent Scholar
William B. Allen             The Federalists                                          Michigan State Univ.
David Fitzsimons             Liberty & Power:  U.S. History to 1865                   University of Rhode Island
H. Lee Cheek, Jr.            American Political Thought                               Lee University
Thomas F. Payne              Church-State Relations Since the Founding                Yorktown University
Williiam B. Allen            Dateline 1787                                            Michigan State Univ.
Richard Zeller               Political Correctness                                    Bowling Green State Univ.
Linda Raeder                 J. S. Mill and Origins of Secular Humanism               Center for U.S. Studies (Wittenberg)
R. J. Bishirjian/H. L.       History of Political Theory                              Yorktown University/Lee University
 Cheek
Gleaves Whitney              Roots of American Order                                  Office of Gov. Engler (R-MI)
Bruce Frohnen                Educating for Democracy                                  Independent Scholar
Marshall De Rosa             Political & Legal Dynamics of the American Civil War     Independent Scholar


Faculty                              Government--How Conflicts are Resolved                        Affiliation
Atilla Yayla                 Democracy in Islamic Countries                           Hacettepe University (Turkey)
Donald Devine                Public Administration                                    Independent Scholar
Kenneth Holland              Presidents & Supreme Court Justices                      Univ. of Memphis
J. Edgens                    Environmental Policy                                     University of Kentucky
Joseph P. Martino            Just War Doctrines                                       Independent Scholar
Angelo Codevilla             History of Ballistic Missile Defense:  JFK to Clinton    Boston University
David Bobb                   Rights in Conflict                                       Boston College


Faculty                                      Economics and Business                                Affiliation
Gerald Dwyer                 Principles of the Stock Market                           Independent Scholar
Gary Wolfram                 Introduction to Political Economy                        Hillsdale College
Douglas K. Adie              Money, Financial Institutions & Markets                  Ohio University
Gordon Diem                  Fundraising for the Independent Sector                   ADVANCE Institute
Eugene Heath                 Virtue and Business                                      SUNY-New Paltz
Marlo Lewis                  Adam Smith and His World                                 Independent Scholar
William Luckey               History of Economic Thought                              Christendom College
Edmund Shanahan              Valuation of Assets                                      Independent Scholar
William Sloane               Communication/Media Law                                  Counsel, PA House of Delegates
George Trivoli               Principles of Portfolio Management                       Independent Scholar
Gerald Gunderson             Entrepreneurial History of the United States             Trinity College


Faculty                              Humanities--History, Arts & Literature                        Affiliation
Roger W. Cole                History of The English Language                          Univ. of South Florida
Mitchell Kalpakgian          Classics of Children's Literature                        Simpson College
David Mulroy                 Classical Mythology                                      University of Wisconsin-Milwaukee
Thomas Landess               Art of the Ghostwriter                                   Independent Scholar


Faculty                              Humanities--History, Arts & Literature                        Affiliation
Arthur Pontynen              History of Art                                           University of Wisconsin-Oshkosh
Dominic A. Aquila            Introduction to the Fine Arts                            Ave Maria University
Mark Malvasi                 American History through Literature                      Randolph Macon College
Edward Levinson              History of Architecture                                  Miami/Dade Community College
Larry Schweikart             Western Civilization: 1715 to 2000                       University of Dayton
James Gaston                 Western Civilization: 410 AD to 1492                     Franciscan University of Steubenville



Faculty                             Humanities--Philosophy/Religious Studies                       Affiliation
John Lachs                   Personal Ethics:  In Love with Life                      Vanderbilt University
H.T. Edmonson                The Ethics of Flannery O'Connor                          Georgia College and State University
James W. Gustafson           Introduction to Philosophy: The Quest for Truth          Northern Essex Comm. College
Bishirjian/Poyntynen         The Christian Calendar                                   Yorktown/University of WI-Oshkosh
Randall Balmer               Religion in American History                             Barnard College, Columbia University
Linda Raeder                 J. S. Mill and Origins of Secular Humanism               Center for U.S. Studies (Wittenberg)


B.A. Programs

     On June 20, 2000, the State Higher Education Council for Virginia granted approval to Yorktownuniversity.com to enroll students in two B.A. degree programs, as long as those students have completed successfully a minimum of 10-three credit courses. These B.A. programs are the B.A. in Government and the B.A. in Managerial Economics. Students admitted to these B.A. degree programs must have completed a minimum of 30 credits in the following core general education subject areas at other accredited educational institutions:

     English Composition (3)
     English Literature or Poetry (3)
     Communication Arts (3)
     Principles of Mathematics (3)
     Laboratory or non-laboratory sciences, including computer science (6) Social Sciences (3)
     Humanities or Fine Arts (6)
     Behavioral Sciences, including sociology and psychology (3)

     We intend to require a minimum of 120 credits for a B.A. degree from Yorktownuniversity.com, of which 60 credits must be earned at Yorktownuniversity.com.

     Yorktownuniversity.com will not offer courses in subjects outside its fields of primary interest, liberal arts and the social sciences; students will be encouraged to take courses outside of those fields at community colleges and universities near their locale.


Required Courses for the B.A. in Government:

    Required Courses in Government

    Origins of the Constitution of the U.S.

    The Federalists
    Liberty and Power:  U.S. History to 1865
    American Political Thought
    Political Correctness
    History of Political Theory
    Church-State Relations Since the Founding
    Environmental Policy

    Required Courses in Economics

    Intro. to Political Economy
    American Economic History
    Virtue and Business

    Required Courses in Humanities

    American History Through Literature
    History of the English Language
    Religion in American History


Required Courses for the B.A. In Managerial Economics:

    Required Courses in Managerial Economics

    Introduction to Political Economy
    Introduction to Accounting
    Business History
    American Economic History
    Monetary & Fiscal Policy
    Money, Financial Institutions & Markets
    Business Finance
    Introduction to Marketing

    Required Courses in Government

    American Political Thought
    Dateline 1787
    Environmental Policy

    Required Courses in Humanities

    American History Through Literature
    History of the English Language
    History of Art

Tuition

     Pricing our courses at levels high enough to maintain course quality and low enough to attract significant numbers of students is essential to the successful management of Yorktownuniversity.com. At tuition costs of $299 per course, we expect to capture the interest of the discerning educational consumer, and capture a core customer base of students interested in low cost, quality higher education. We intend to offer tuition costs at levels below those offered at other private colleges or universities and are competitive with all educational products in the Internet marketplace. If we become accredited by the Department of Education accrediting agency, the Distance Education and Training Council, which is not expected to occur until the end of the third year of our operations, we intend to raise our tuition fees to $450 per course. See "Business Accreditation."

     Tuition at private colleges and universities can range between $20,000 and $30,000 per year for tuition alone. The cost of attending state colleges and universities, which includes tuition and living expenses, approaches $7,000 to $10,000 annually for all expenses--including a multitude of student fees. We expect to offer annual tuition costs of less than $3,000 for full-time degree candidates.

     The following table shows comparative undergraduate tuition costs:

     University of Phoenix Online   $1,125 per course
                                    $11,250 annual tuition
                                    $216 per week

     American Military University   $750 per course
                                    $7,500 annual tuition
                                    $144 per week

     Jones International University $600 per course
                                    $6,000 annual tuition
                                    $115 per week

     Yorktownuniversity.com         $299 per course
                                    $2,990 annual tuition
                                    $58 per week


Philosophical Background

     The National Association of Scholars estimates that, nationwide, only 5% of faculty on America's campuses are political conservatives. Although many Protestant and some Catholic academic institutions require that their faculty be Christian or Catholic, many Christian and Catholic scholars share the socialist economic and antipathetic views towards the American political tradition of their liberal colleagues at sectarian institutions.

     As Americans have become more conscious of this leftward drift among educators at all levels of the education industry--especially in the last 10 to 15 years--some students and parents have retreated to sectarian colleges and universities, to sectarian secondary schools and to home school programs. A university education in the 19th century, and the 20th century has often meant subjection to the secularization of traditional mores or to competing ideologies promoted by intellectuals; whether it be ethical relativism, atheism, Socialism, Marxism, Communism, feminism, radical egalitarianism, multiculturalism or liberalism. The orientation and culture of contemporary academia often places education second to modern secular religions. We believe that a university education should engage students in a quest for truth, and that this quest should be pursued not only by means of the physical sciences, but by the disciplines of philosophy and theology. Yorktownuniversity.com aspires to reaffirm the beliefs, shared by America's founding generation, and the many modern conservative intellectuals of post-World War II America, that an enduring Constitution of the United States, and the body of knowledge underlying it, is intrinsic to freedom and justice.


Faculty

     Yorktownuniversity.com has recruited leading conservative scholars to serve on its faculty. This group of academicians includes professionals who are currently part of the traditional academic communities, as well as those who have been, but are not currently, associated with other academic institutions. In all cases, they are professional scholars who are pursuing their scholarly interests through their professional writings and research. In many cases, they are providing academic service as members of faculties of other universities and are seeking to reach a broader audience by means of the Internet. Following is a list of those individuals who have agreed to become full-time or part-time members of the Yorktownuniversity.com faculty. Listing the academic affiliations of our faculty does not mean that their respective universities endorse the mission of Yorktownuniversity.com.

     Government

     Thomas F. Payne, Ph.D., Government, Claremont University; J.D., Vanderbilt University; Chair, Department of Government, Yorktownuniversity.com.

     Marshall De Rosa, Ph.D., Political Science, University of Houston.

     Linda C. Raeder, Ph.D., Politics, Catholic University; Center for U.S. Studies, Political Science, University of Wittenberg, Germany.

     David J. Bobb, B.A., Political Science, Hillsdale College; Ph.D. Candidate in Political Science, Boston College.

     William B. Allen, Ph.D. Government, Claremont Graduate School; Department of Political Science, Michigan State University.

     Angelo Codevilla, Ph.D., Government, Claremont Graduate School; Department of International Studies, Boston University.

     Kenneth Holland, Ph.D., University of Chicago; Department of Political Science, University of Memphis.

     Atilla Yayla, Ph.D., Ankara University; President, Association for Liberal Thinking, Ankara, Turkey.

     H. Lee Cheek, Jr., Ph.D., Politics, Catholic University; Department of Political Science, Lee University.

     Marlo Lewis, Ph.D., Government, Harvard University.

     Joseph P. Martino, Ph.D., Mathematics, Miami University; Associate Editor, Technological Forecasting & Social Change.

     James McClellan, Ph.D., Government; J.D., University of Virginia; Independent Scholar and former staff director, Separation of Powers Subcommittee, U. S. Senate.

     Donald J. Devine, Ph.D., Political Science, Syracuse University; Independent Scholar and former Director, U.S. Office of Personnel Management.

     H. T. Edmonson III, Ph.D., Political Science, University of Georgia; Department of Political Science and Public Administration, Georgia College and State University.

     Jefferson G. Edgens, Ph.D., Environmental and Natural Resources, Michigan State University; Department of Forestry, University of Kentucky.

     Gordon N. Diem, D.A., Government, Idaho State University; Independent Scholar.

     Bruce Frohnen, Ph.D., Government, Cornell University; J.D., Emory
     University.

     History

     David Fitzsimons, Ph.D.; Department of History, University of Rhode Island.

     Mark G. Malvasi, Ph.D., History, University of Rochester; Department of History, Randolph-Macon College.

     Larry Schweikart, Ph.D., Political Science, Arizona State University; Department of History, University of Dayton.

     Dominic A. Aquila, Ph.D., History, University of Rochester; Provost, Ave Maria College.

     James R. Gaston, B.A., SUNY-Oswego; M.A., History, SUNY-Cortland; Ph.D. Candidate SUNY-Buffalo; Department of History, Franciscan University of Steubenville.

     Religious Studies

     Randall Balmer, Ph.D., Religion, Princeton University; Ann Whitney Olin Professor of American Religion, Barnard College, Columbia University.

     Law

     William M. Sloane, B.A., York College; M.A., Religion, Liberty University; J.D., Widener University; LL.M., (Labor) Temple University; Ph.D., (Religion) American Bible College and Seminary; Legal Counsel, Pennsylvania House of Representatives.

     English

     Mitchell Kalpagian, Ph.D., English, University of Iowa; Department of English, Simpson College.

     Thomas Landess, Ph.D., English, University of South Carolina; Office of the Attorney General, South Carolina.

     Languages

     Roger W. Cole, Ph.D., Linguistics and English, Auburn University; Division of Languages & Linguistics, University of South Florida.

     David D. Mulroy, Ph.D., Classics, Stanford University; Department of Languages & Linguistics, University of Wisconsin-Milwaukee.

     Economics

     Douglas K. Adie, Ph.D., Economics, University of Chicago; Chair, Department of Managerial Economics, Yorktownuniversity.com.

     Gerald P. Dwyer, Jr., Ph.D., Economics, University of Chicago; Vice President, Federal Reserve Bank of Atlanta

     Gary Wolfram, Ph.D., Economics, University of California-Berkeley; George Munson Professor of Political Economy, Hillsdale College.

     Philosophy

     James W. Gustafson, Ph.D., Philosophy, Boston University; Northern Essex Community College.

     F. Eugene Heath, Ph.D., Philosophy, Yale; Department of Philosophy, SUNY-New Paltz.

     John Lachs, Ph.D., Philosophy, Yale University; Department of Philosophy, Vanderbilt University.

     Architecture

     Edward Levinson, AIA, B.A., University of Pennsylvania; M.A., Architecture, University of Pennsylvania.

     Art

     Arthur Pontynen, Ph.D., Art History, University of Iowa; Department of Art, University of Wisconsin-Oshkosh.

     Sociology

     Richard A. Zeller, Ph.D., Sociology, University of Wisconsin; Independent Scholar.


     Two faculty members, Dr. Thomas F. Payne and Dr. Douglas K. Adie, have agreed to serve on a full time basis. Because of the nature of the instructional activity at Yorktownuniversity.com, the distinctions between, and classifications of full-time and part-time faculty are less meaningful than at traditional institutions. The extent of a faculty member's teaching activity will always depend on the student demand, implemented schedules and faculty availability for a particular course or term of instruction. While there will be both full and part-time employees of yorktownuniversity.com, our principal administrators and the academic leadership of the university are full-time. Full-time faculty administrators will head two academic degree programs of the university. As demand warrants, other full-time faculty and staff will be added to support the core academic and administrative activities of the university; however, at its earliest stages of development, full-time faculty leadership, supplemented by a small number of adjunct instructors, will provide instruction. Yorktownuniversity.com believes that it has an abundance of highly qualified, experienced faculty upon which to draw for academic service.

Marketing of Yorktown University Courses

     Our potential students fall into several categories that cross many age groups. See "Business--Overview". Each of the categories of students identified by Yorktownuniversity.com requires a targeted marketing effort involving direct mail and direct e-mail marketing, advertisements in print and electronic media and web advertising.

     Direct marketing aimed at privately-held or family-owned companies that may want management level employees to take academic courses in free market economics is the preferred method for reaching these companies.

     Marketing to reach individual students may focus on advertisements in the following print and web publications:

     .    National business publications
     .    Newsletters and publications of national conservative student organizations
     .    Conservative scholarly journals
     .    Publications of conservative "think tanks"
     .    Internet booksellers
     .    Military, history and conservative book clubs
     .    Military newspapers and publications
     .    Home school publications and mail lists
     . Publications of more than 100 state-based conservative public policy organizations
     .    Publications of privately held companies
     .    Internet search engines
     . Privacy and personal defense publications and organizations, including the National Rifle Association
     .    Quality of life publications that reach older subscribers
     .    Publications at sectarian schools
     .    Conservative campus newspapers

How Students Take Yorktownuniversity.com Courses

     Students interested in taking yorktownuniversity.com courses go to the university's web site, www.yorktownuniversity.com. There they click on "Courses" and survey our course offerings. A syllabus for each course, with course requirements for those taking the course for degree credit, are listed. By clicking on "Faculty," they may access a biographical sketch of faculty teaching the selected course, along with a color photograph of the faculty member.

     When a student decides to enroll in a course, the student goes to "Enroll," where the student may pay tuition of $299 per course by credit card, or by arranging with our customer service associates to pay by check or bank transfer.

     When the transaction is completed, students are given an access code that enables them to enter our course management system. There the student gains access to faculty's recorded lectures, a transcript of those lectures that may be downloaded onto the student's computer and printed, or read live online.

     A library fee of $25 per course enables students to access a database of research resources that may include secondary readings required by faculty teaching the course, or links to other library resources which the student may access during the 10 week period of enrollment.

     Though students progress at their own pace, and on their own time-schedule, students taking a course for degree credit must complete a course within 10 weeks. We recommend that students taking courses for degree credit take no more than two courses at a time.

     Courses identified as "Online Courses" allow students to enroll in a course at any time, proceed at the student's pace, and fulfill course requirements at the expiration of 10 weeks from the day of enrolling. Courses specifically designated as "Directed Readings" operate only on a schedule of five terms a year that follow the calendar year.

     Our faculty will direct our students' readings, assign topics for discussion, monitor discussion groups, oversee the answers to frequently asked questions, participate in interactive class discussions, read term papers and hold office hours during which students enrolled for credit may speak to faculty.

     Many of their courses may be upper level courses for advanced students. Their courses will be challenging and intended to develop the curiosity, intelligence and scholarly skills of their students. Many lectures are based upon the lecturer's original published works and emphasis is given to student's essays, rather than examinations. When examinations are given for students enrolled for degree credit, they are expected to be proctored by independent proctors in the student's locale. Students may retake courses to improve a grade.

How the University Manages its Courses on the Web

     Yorktownuniversity.com is in the final process of selecting a course management system to service university courses, manage our interactive discussion groups and oversee library functions.

     All systems in the final review provide similar operational features that enable students to benefit from web-based learning opportunities. These features include:

     . Control of course materials by faculty and staff enabling faculty to release class materials according to criteria established by faculty.

     . Communication between faculty and students by e-mail and interactive discussions are to be facilitated by bulletin boards, chatrooms, and other means of web communication without the cost of long distance telephone service.

     . Student progress will be measured not only by examination, but through our management system's ability to monitor class attendance, attendance at interactive discussions, the time a student spends at our web site or on a webpage. The virtual classrooms of the Internet enable university personnel to calculate the actual time a student spends in class, in the library and in communication with faculty and other students. Frequency of time spent on course sites by students can be monitored and essays and term papers may be screened for plagiarism. Quiz and examination questions may be drawn by random selection so that no examination is the same.

     . Interactive discussions between students and students, and faculty and students will occur on prearranged schedules, with bulletin boards, and other means of communication, accessible online for student use. Asynchronous bulletin and conference boards will allow students to submit postings. They then are to enter a searchable archive of questions by students and answers by faculty.

     . Access to central library resources are to be facilitated by the course management system so as to enable students to survey research and other library resources from their home computers.

     . Cross discipline instructional forums may be designed to enable faculty from different disciplines to contribute to student and faculty discussions. Live chat rooms can be assigned by faculty. Course and campus chat rooms will enable students in a course to converse with other students enrolled in the same course as well as others across disciplines.

     . Training modules for faculty and students are to be available to enable students to quickly develop Internet skills necessary to fully utilize our library, course offerings and other features. These training programs will include instruction in the efficient use of Internet search engines, how to open file attachments, downloading free software to hear faculty recorded lectures, and other web systems including video streaming.

     All course management systems now under final review provide scaleable technical architecture that can support thousands of students online.

     Faculty and students can access the university's courses by using Netscape or Internet Explorer browsers. Other than an Internet browser, there is no special software that students or faculty must install. Both browsers are free to download and upgrade. A computer that has a modem and an Internet service provider is all that is required to teach or take a Yorktownuniversity.com course. Faculty members may use their home computers to create or edit courses, grade students' work, read notes, hold office hours and communicate with other faculty members, students and administrative personnel. Students may use their home computers to take courses, create and send in term papers, take examinations and communicate with other students, faculty and administrative personnel.

Yorktownuniversity.com's Internet Host

     During the early months of operation and at least through the completion of this offering, Yorktownuniversity.com leases a shared server at UUNET, a Virginia company with servers located in Virginia and other states. Thereafter, we intend to co-locate our own server at UUNET. UUNET provides 24 hour a day maintenance, and backup assistance, with servers that are scaleable to projected enrollments and capable of servicing 10 courses or 10,000 courses.

Rollout of University Courses

     Yorktownuniversity.com offerings are expected to be introduced on the following schedule:


          Year 1     80

          Year 2    110

          Year 3    135

          Year 4    165

          Year 5    185

     We may expand our course offerings as demand for new courses dictate and as new faculty members are recruited.

Title IV Eligibility

     U. S. Title IV financial assistance is available through the Higher Education Assistance Act of 1965 for students at "accredited" institutions. Educational institutions that seek to process Title IV financial assistance must meet the standards of accrediting organizations chartered by the U.S. Department of Education. These accrediting organizations are organized by discipline, region and on a national basis. Examples of these accrediting organizations include the American Bar Association, a disciplinary organization, the North Central Association, Commission on Institutions of Higher Education, a regional organization, and the American Association for Liberal Education, a national association.

     Furthermore, U.S. Department of Education regulations specify that an institution is not eligible to participate in the Title IV Programs if 50% or more of its courses are correspondence courses, or if 50% or more of its regular students are enrolled in the institution's correspondence courses. These regulations currently consider most distance education courses to be correspondence courses if the number of distance education courses exceeds 50% of the courses offered. Yorktownuniversity.com has no current plans to participate in Title IV programs under current regulations. However, should the guidelines change, Yorktownuniversity.com intends to apply for participation in appropriate federal financial aid programs.

Higher Education Regulatory Environment

     Most institutions of higher education must satisfactorily comply with a variety of regulatory standards as established by the states, accrediting agencies and the Department of Education. In order to operate within any state, the institution must obtain approval from the appropriate regulatory authority. Once approved for operation by a particular state, institutions generally move to apply for one of several types of accreditation. Upon receiving accreditation, usually of the regional variety, institutions typically seek approval from the U.S. Department of Education to participate in the Title IV federal financial aid program. Since these processes may take several years to fully satisfy, Yorktownuniversity.com, as a new institution of higher education, must position itself to initially operate without accreditation or certification.

     Accreditation is a unique American process by which the higher educational community, in large measure, regulates itself. This regulation involves elements of regional, national or specialized accreditation, state licensure or operational authorization, and approval by the U.S. Department of Education to participate in various federal financial assistance programs. In most countries of the world, a national agency or ministry regulates higher education. As the result of historical initiatives generated by the academy in the nineteenth century, institutions in the United States banded together on a regional basis to establish standards for college preparation and admissions, faculty membership, curriculum content, degree nomenclature and structure, and academic standards. Over time, states and the federal government have integrated the voluntary accreditation processes into their respective approval and authorization processes to varying degrees. Consequently, regional and other accreditation approaches have become part of the American higher educational landscape and are expected of all serious educational institutions.

     Accreditation is not a governmental activity. Rather, it is voluntary and achieved only after an institution, desiring membership, applies for and satisfies the criteria for initial and continued membership. There are three basic types of accreditation. National accreditation is applicable across the nation and is usually sought by institutions of a particular type, and often by institutions that operate in multiple accrediting regions. An example of a national agency would be the Accreditation Council for Independent Colleges and Schools. Specialized or programmatic accreditation is earned by a specific educational entity for a particular program offered within a large university, such as a school of law or medicine, or by a single purpose or freestanding institution, such as a freestanding school of nursing. Regional accreditation is the customary accreditation sought by most institutions of higher education and is applicable to those collegiate level institutions qualified for membership that are located within one of the six geographic regions of the United States. An example of regional accreditation would be that granted by the North Central Association of Colleges and Schools.


     The regional accreditation associations accredit an entire institution and examine the institution in its totality. While the quality of the educational programs are of primary concern, such agencies also examine institutional faculty membership and credentials, operational procedures, policies and practices, student services, physical facilities, education support resources, adequacy of financial resources, operations and stability, institutional mission, administration and organizational governance, affiliated activities and intercollegiate athletics, and assessment and planning strategies, as well as the total effectiveness of the institution in achieving its mission.

     Many of the more-established accrediting groups are recognized by the Secretary of the U.S. Department of Education as reliable indicators of quality education and training. All such recognized agencies must go through a periodic federal review process by the National Advisory Committee on Institutional Quality and Integrity. According to the provisions of the currently applicable Higher Education Act, the Department of Education heavily relies on the accrediting agencies to determine whether the educational programs of a higher educational institution are of sufficient quality to qualify the institution for participation in the federal government's Title IV student aid and various other financial assistance programs.

     As an institution of higher education, Yorktownuniversity.com aspires to membership in appropriate specialized accrediting agencies, such as the Distance Education Training Council, and the regional accreditation for which its geographic location would dictate qualification. Because Yorktownuniversity.com is located in the state of Virginia, a state falling within the jurisdiction of the Commission on Colleges, Southern Association of Colleges and Schools, membership in that organization is desired. The second largest of the regional accreditation agencies and a pioneer in the area of institutional effectiveness, the Southern Association of Colleges and Schools is currently engaged in a serious and comprehensive review of its criteria for accreditation and its accreditation and review processes. The Commission has already developed a draft publication of new threshold requirements for candidacy, and has a number of analytical processes underway by committees composed of faculty and administrators from member institutions considering revision in the criteria and the processes utilized in the accreditation process. Among the issues under review is the application of accreditation processes and standards to institutions engaged in and programs offered through electronic or computer assisted distributed education. Yorktownuniversity.com views these initiatives as positive and an indication that the agency is endeavoring to adapt its accreditation criteria to the realities of higher education delivered in the age of information technology.

     The Commission of Institutions of Higher Education, North Central Association of Colleges and Schools also is in the process of reviewing its organizational structure, corporate mission, qualifications for membership, and the scope of its accreditation activity. As a result of this review and self-analysis, institutions that are charted, physically located or engaged in significant educational activity within the states comprising its geographical jurisdiction may be considered for membership. Should the anticipated modifications reach fruition, Yorktownuniversity.com could potentially qualify for membership eligibility and consideration by the North Central Association, even though it might be physically located within the state of Virginia. Such a move also could result in regional accreditation becoming more competitive than has traditionally been the case.

     To achieve membership, the faculty qualifications, instruction, program delivery, institutional operations, policies, student characteristics, financial stability and fiscal integrity, educational resources, mission, planning and assessment will be extensively reviewed. This review will take the initial form of an institutional application and the completion of a series of self-studies.

     Once membership is earned, the institution must continue to operate in compliance with the standards of the member agency. In addition, it will have to submit all required reports and information, participate in all required activities, and engage in continuous efforts to improve its programs and demonstrate those efforts through periodic self-studies and the receiving of periodic visitations by evaluation teams. Yorktownuniversity.com understands that failure to continue to operate in compliance with the standards of the accrediting agency may result in the imposition of private or public sanctions by the agency, a change in the membership "status" of the institution, the imposition of restrictions on various aspects of its operations, and a deterioration in its standing in the market place and public opinion.


     1.  State Approvals

     Every state regulates the courses that private institutions may offer for degree credit to citizens. Illinois and Virginia have a regulatory process that can lead to approval to offer courses for degree credit in less than a year.
The requirements for achieving operational or degree granting privileges within the various states vary from state to state. Some states take a more consumer protection position, while others impose academic review requirements that resemble those of the accreditation agencies.

     Yorktownuniversity.com applied for approval to offer individual courses for degree credit, to offer courses for degree credit in Certificate Programs and to offer two B.A. degree programs, the B.A. in Government and the B.A. in Managerial Economics, in Virginia in April 2000. In June 2000, Virginia's Higher Education Council granted those approvals. Yorktownuniversity.com will apply for operating authority in the state of Illinois as well.

     Our intention is to operate in that state that best positions our university to meet regional accreditation requirements. Virginia is located in the region where the Southern Association has regional accreditation
jurisdiction.   To date, this association has not accredited an exclusively online institution, even though the agency has indicated a willingness to do so when presented with an appropriate application. In contrast, Illinois is located in North Central Association's region. That agency has already accredited an online institution and appears to be more open in its accreditation approach to Internet education providers. Yorktownuniversity.com has obtained approval from Virginia's Higher Education Council to offer credit courses for degree and certificate programmatic purposes, as well as to enroll students in two baccalaureate degree programs. Similar authority will be sought from the state of Illinois to better position the institution to seek the regional accreditation deemed most desirable for its goals.

     The certification and accreditation processes that Yorktownuniversity.com anticipates completing are described below.

     2.  Certification--ACE

     A distance learning provider such as Yorktownuniversity.com may seek to certify its courses in the American Council on Education's Credit Recommendation Service.

     By submitting detailed information about university courses, instructional design, methods of evaluation and qualifications of faculty to ACE, students completing work in ACE-certified courses receive a detailed evaluative transcript. This detailed course transcript describes the course, the number of hours the student devoted to the course and the means by which the student was evaluated.

     A student earning credits in ACE-certified courses may request transfer of credits earned at

Yorktownuniversity.com to the college or university where he or she is enrolled. In many cases, ACE certification will improve the chances for transfer credit being awarded for courses taken at an institution that has not yet matured to the point of accreditation eligibility.

     However, there are no guarantees that all for credit courses submitted through ACE's credit recommendation system will be accepted automatically by the colleges and universities where our students are enrolled as full time students. To assist students to obtain credit for courses taken at Yorktownuniversity.com, the university's registrar will instruct students to take information about our course offerings to their college registrars and the chairs of their major departments before enrolling in our courses.

     Because registrars at colleges and universities have a great deal of discretion in accepting or rejecting requests for transfer of credits, ACE credit recommendation, at best, is an interim solution until regional accreditation can be obtained. No assurances can be given that we will ever obtain regional accreditation.

     3.  Accreditation--DETC

     For distance learning providers and correspondence schools, the Department of Education's chartered distance learning accrediting agency is the Distance Education and Training Council. This accrediting agency was founded in 1926, long before the rise of the Internet, to provide certification for correspondence schools. Accreditation by this organization will offer some assurance of credit transferability, and will enable Yorktownuniversity.com to advertise its educational products as an accredited educational institution.

     After two years of operation, the Company may apply for certification by the Distance Education and Training Council. DETC certification enables participating educational organizations to process Department of Defense tuition assistance to students who are members of the U.S. military. Any enlisted person or officer in the U.S. military may receive assistance equal to the 75% of tuition in courses certified DETC.

     The DETC accreditation process occurs over the course of one or more years, and applications may be submitted in January and June of each year.

     We intend to submit application for accreditation by DETC as soon as we are eligible and expect to be accredited by DETC by the end of our third year of operations.

     4.  Accreditation  -- Regional Associations

     Regional accreditation by agencies in which Yorktownuniversity.com desires membership is an extended and involved process. As a general rule, such complete membership processes are usually three years in duration, at best, and can frequently last as long as five years. In addition to the time required to complete the process, there are a series of eligibility conditions that must be met, such as the graduation of students completing a degree cycle. Consequently, Yorktownuniversity.com does not anticipate obtaining regional accreditation for several years.

     The Southern Association of Colleges and Schools is in the process of changing the threshold requirements for candidacy, modifying its criteria for accreditations, and developing pilot programs.

     The North Central Association is in the process of expanding the scope of its accreditation activity to consider for membership institutions that would be chartered, physically located or engaged in significant educational activities in states within its service regions. If these changes are adopted, Yorktownuniversity.com could potentially become eligible for membership consideration by the North Central Association even though it operates from Virginia. Implementation of these changes could result in regional accreditation becoming more competitive than has traditionally been the case.

     Nevertheless, Yorktownuniversity.com's course and programs are designed to compete for several years in the Internet distance learning marketplace without regional accreditation. We believe that we can effectively compete with other online universities because of the quality of our professors, the subjects they teach and the maintenance of low tuition costs. We intend to pursue regional accreditation vigorously, and, if necessary, will move our operations to a state located within the jurisdiction of the regional accreditation association deemed most favorable to our programs.

Facilities

          Yorktownuniversity.com leases administrative office space at 14 West Queen's Way in Hampton, Virginia. Yorktownuniversity.com has no physical classrooms nor learning centers where students can attend traditional classes.

Employees

          Yorktownuniversity.com plans to employ two part-time clerical employees. We employ Bishirjian as a full time consultant through a management agreement with CMP International Consulting, Inc. The acting chief operating officer, Forrest Nabors, works on a part-time basis as a consultant in exchange for 1,000 shares of common stock. We employ our two faculty chairmen, Thomas Payne and Douglas Adie, on a full time basis. None of our employees are represented by a union.

Internet Domain Names and Trademarks

          We own the Internet domain names, Yorktownuniversity.com and yorktownu.com. We have also filed the trademarks, Yorktown University, yorktownuniversity.com, yorktownu.com and The Christian Calendar, with the United States Patent and Trademark office.

No Pending Litigation or Legal Proceedings

          There currently is no pending litigation or other legal proceedings involving Yorktownuniversity.com.


                                   MANAGEMENT

Directors, Executive Officers and Key Employees

     The following table sets forth information regarding the directors, executive officers and other key employees of Yorktownuniversity.com as of May 31, 2000:


     Name                     Age  Position
     ----                     ---  --------

     Richard J. Bishirjian..   58  President, Chief Executive Officer and
                                   Director

     Paul Weyrich...........   57  Chairman of the Board

     Forrest A. Nabors......   33  Acting Chief Operating Officer

     Thomas F. Payne........   53  Provost and Chair of Department of Government



     Douglas K. Adie........   60  Chair of Department of Managerial Economics

     Gilbert K. Davis.......   57  Director

     Robert H. Bradley......   55  Director

     Louis W. Barnett.......   53  Director

     Robert Callahan........   35  Secretary and Treasurer

     Richard J. Bishirjian, Ph.D., President, Chief Executive Officer and Director, is a businessman and conservative educator. He earned a B.A. from the University of Pittsburgh (1964), and a Ph.D. in Government and International Studies from the University of Notre Dame (1972) under the direction of Gerhart Niemyer. He did advanced study with Michael Oakeshott at the London School of Economics (1968/69) and studied Sanskrit at the Southern Asia Institute, Columbia University (1978). Dr. Bishirjian taught at universities and colleges in Indiana, Texas and New York from 1968 to 1981. He is the author of a history of political theory and editor of A Public Philosophy Reader that was cited by the Intercollegiate Studies Institute as one of the best studies of conservatism. Dr. Bishirjian is the author of more than thirty professional essays and reviews. Appointed to the Office of the President-Elect in 1980, he served as a Team Leader with responsibility for the National Endowment for the Humanities, and was appointed by President Reagan as Acting Associate Director of the United States International Communication Agency, now USIA. He served on the staff of the United States Senate. He was president and founder of World News Institute, and Associate Director of Boston University, College of Communication. Beginning with the fall of the Berlin wall, he worked in Eastern and Central Europe as a privatization consultant and/or partner with major corporations. In 1996 he served as privatization consultant to the County of Allegheny, Pittsburgh, Pennsylvania. His previous experience in distance learning includes management of Boston University College of Communication's continuing education seminars to government and business executives in the Washington, DC area. In 1999 he launched American Academy of Privatization (www.mrprivat.com) an Internet-based distance learning program of lectures on privatization topics that is offered free of charge to public executives in state and municipal governments. Dr. Bishirjian has been a member of the Philadelphia Society since 1975 and serves as an Editorial Advisor to the quarterly journal, Modern Age.

     Paul Weyrich, Chairman of the Board of Directors, is an education industry innovator, intellectual entrepreneur, and conservative proponent of democratic government who founded, and is president of, the Free Congress Research and Education Foundation. Among his many accomplishments, Mr. Weyrich is the creator of National Empowerment Television, founder of the American Legislative Exchange Council, founding president of The Heritage Foundation, and national chairman of Coalitions for America. Mr. Weyrich is a member of the Amtrak Reform Council, appointed to a five-year term by the Majority Leader of the United States Senate in February 1998, and was member of the Board of Directors of AMTRAK from 1989-93. In 1973 he was co-founder of the Republican Study Committee of the U.S. House of Representatives. In 1990, Mr. Weyrich was ordained a deacon of the Melkite Greek Eparchy of Newton.

     Thomas F. Payne, Ph.D., J.D, Provost and Professor of Government, earned an A.B. degree in History at the University of Notre Dame, a Ph.D. in Government from Claremont Graduate School, and a J.D. at Vanderbilt University School of Law. From 1983-87 Dr. Payne was an Associate Professor of Political Science at Hillsdale College. He left college teaching to earn a J.D. degree from Vanderbilt, and served as clerk to Justice Danny J. Boggs at the U.S. Court of Appeals for the Sixth Circuit. He was an associate with Cravath, Swaine & Moore from 1991-93, and with Fellheimer, Eichen & Braverman from 1993-94. He is licensed to practice in New York and Ohio and has been admitted to the bar of the United States Court of

Appeals for the Sixth Circuit. He has been a trial attorney in Cincinnati, Ohio since 1995.

     Douglas K. Adie, Ph.D., Chair of Department of Managerial Economics, has taught Economics at Ohio University since 1968. He earned a B.A. (Honors) from McMaster University in Economics and Mathematics (1963) and a Ph.D. in Economics from the University of Chicago (1968). He was supervised in his dissertation by three Nobel prize winners in Economics: Milton Friedman (1976), George Stigler
(1982), and Robert Mundell (1999). He has published numerous books and articles in professional journals on postal economics, minimum wages, privatization and monetary history. He has testified before Congressional Committees on the unemployment effects of minimum wages and the advisability of privatizing the US Postal Service. He has taught in MBA programs in Malaysia, Borneo, Hong Kong and India. From 1983-85 he was the Visiting George F. Bennett Chair in Economics at Wheaton College. He has been a member of the Mt. Pelerin Society since 1976 and has been listed by the Heritage Foundation as a policy expert since 1984. Mr. Adie is also self-employed with Ark Investments, a financial advisory consulting practice.

     Forrest A. Nabors, Acting Chief Operating Officer, is a veteran Internet business executive with management experience in marketing, sales, engineering and administration. He served as the vice president of product development and marketing of Learning.com, a startup Internet company, from 1999 to 2000. Previously, Mr. Nabors held various responsible positions with Chrome Data Corporation, an Internet/desktop software company in the automotive industry, including as the director of product management from 1998 to 1999, as project manager from 1997 to 1998, and as business development executive during 1997. From 1995 to 1997, Mr. Nabors served as the regional vice president of Western Reliance Corporation, a provider of high technology and insurance services for lending institutions. Prior thereto, from 1993 to 1995, Mr. Nabors was associated with BioBehavioral Consultants, a startup expert system software developer in the behavioral healthcare information field, which he co-founded. Before joining BioBehavioral Consultants, he served as a field manager for The Blackstone Group, a market research and consultancy firm from 1991 to 1993, and as a. research analyst with The Claremont Institute, a non-profit public policy research organization from 1985 to 1988. Mr. Nabors received his B.A. degree from the University of Chicago.

     Gilbert K. Davis, Director, is partner with the law firm of Davis & Stanley, Fairfax, Virginia. Mr. Davis earned a B.A. from Cornell College in 1964 and a J.D. from the University of Virginia School of Law in 1969. He directed two state agencies in Iowa following graduation from college. Before entering law school, he was a teacher of American history in the public schools of Iowa City, Iowa and he is currently president of the Fairfax, Virginia based Para-Legal Institute. Mr. Davis was Assistant United States Attorney for the Eastern District of Virginia from 1969 to 1973 and is admitted to practice before the Supreme Court of the United States, the District of Columbia Superior Court, the Supreme Court of Virginia and many other federal district and circuit courts. Mr. Davis has tried cases in 20 states and the District of Columbia.
He was Associate Editor of the 1969 revision of the Virginia Lawyer Handbook and authored the Criminal Trial Manual for the United States Attorney's office in the Eastern District of Virginia. Mr. Davis was chairman of the Young Republican Federation of Virginia in 1973-74, and served as Parliamentarian for the White House Conference on Small Business in 1986. He has instructed trial lawyers in various aspects of litigation at numerous seminars, and is in demand as a public speaker. Mr. Davis also served as an MSNBC TV news analyst. He is a member of the Virginia State Bar and the American Trial Lawyers Association. During a distinguished legal career, Mr. Davis brought the first prosecution under the Clean Air Act and the first prosecution of an aircraft hijacker. Mr. Davis obtained for a client the largest judgment in Kentucky history. He also prosecuted the first Nixon administration official - the Director of the United States Marshall Service -- to go to prison, and brought the first civil case
against a sitting President of the United States (Jones v. Clinton).    He
successfully argued before the United States Supreme Court, which unanimously held that a sitting President is not immune from prosecution for personal misconduct.

     Robert H. Bradley, Director, has served as the president and chief executive officer of Bradley, Foster & Sargent, Inc., an investment management firm, since 1994. He is also a founder, principal and portfolio manager of the firm. He is a member of the firm's Investment Committee and serves on the Board of Directors. Bradley, Foster & Sargent, Inc. provides professional, high quality, individually-tailored investment management services to individuals, families, firms and smaller institutions. The firm has approximately $485 million in assets under management with offices in Hartford, Connecticut and Wellesley, Massachusetts. Prior thereto, from 1993 to 1994, Mr. Bradley served as a vice president of Conning and Company, from which he was responsible for spinning off its investment management group to form Bradley, Foster & Sargent, Inc. In 1985, Mr. Bradley helped to found Boston Private Bank & Trust Company and served as its first president and chief executive officer from 1986 through 1992. Prior thereto, Mr. Bradley spent 14 years with Citicorp, including assignments in the Middle East, Africa, and Germany. During his last five years at Citicorp, he served as vice president in the Investment Management Group in New York and London. He graduated from Williams College in 1966 and served as an officer in the U.S. Navy including a tour in Vietnam in 1969 and 1970. In 1971, he received his Masters in international economics from Fletcher School of Law and Diplomacy at Tufts University. Mr. Bradley serves as chairman of the board of Directors of Massachusetts Family Institute and Massachusetts Foundation for the Family. He is also a Trustee on the Board of Gordon College and serves as treasurer of the Board of Missions at Park Street Church, Boston.

     Louis W. Barnett, Director, has served as vice president for programs of The Leadership Institute, a non-profit institution of national standing, since July 2000. From 1991 to June 2000, Mr. Barnett served as a member of the board of the California Unemployment Insurance Appeals Board, which has an annual budget of $52 million and 500 employees and decides more than 200,000 cases a year. During his tenure as a member of the board of the California Unemployment Insurance Appeals Board, Mr. Barnett held the position of vice chairman from 1992 to 1995 and as chairman from 1995 to 2000, having been appointed chairman by Governor Wilson of California in 1995 and twice confirmed by the California State Senate. Mr. Barnett also served as a director of the Federal Home Loan Bank of San Francisco from 1990 to 1995, where he was responsible for the Bank's administration and management. Previously, Mr. Barnett served as director of government affairs and national political director of Citizens for the Republic, a civic action organization founded by Ronald Reagan, from 1981 to 1989. In that capacity, he served as liaison to the White House and coordinator of ballot initiatives and relations with grass roots organizations. Prior thereto, from 1978 to 1981, he served as a consultant providing guidance for businesses dealing with federal and state government policies and programs, and, from 1975 to 1978, he served as a legislative assistant to the Los Angeles City Council where he conducted program audits of large federal and state grant funded capital construction projects and social service programs.

     Robert Callahan has served as the vice president of finance and administration of the Free Congress Research and Education Foundation in Washington, DC since October 1998, having previously served as its controller from January 1998 to September 1998. Prior to joining Free Congress, Mr. Callahan served as accounting manager for the National Association of Home Builders from 1995 to 1997. From 1991 to 1995, he served as assistant controller of the National Governors' Association. Prior thereto, from 1988 to 1991, Mr. Callahan was associated with the accounting firm of Thomas Harvey & Co. in Washington, DC. He has served in leadership positions with various organizations outside his career and job over the years, including the Institute of Management Accountants Suburban Maryland Chapter, the Prince George's County Civic Federation, and the Knights of Columbus. Mr. Callahan was elected to the Prince George's County Board of Education in 1998, where he serves as an advocate for conservative views in public education. He lives in Bowie, Maryland. He is a graduate of the University of Maryland and a native Washingtonian. Mr. Callahan is a certified public accountant.

Board Committees

     The audit committee is primarily responsible for reviewing audited financial statements and accounting practices of Yorktownuniversity.com and for considering and recommending the employment of, and approving the fee arrangements with, independent accountants for both audit functions and for advisory and other consulting services. The audit committee is chaired by Robert Bradley. Mr. Davis also serves on this committee. The compensation committee is primarily responsible for reviewing and approving the compensation and benefits for our key executive officers, administering our employee benefit plans and making recommendations to the board regarding such matters. The compensation committee is chaired by Gilbert Davis. Mr. Bradley also serves on this committee.

Board of Directors and Director Compensation

     Three of the five members of our board of directors are independent. At all times, we will have at least two independent directors.

     Directors are entitled to reimbursement of all reasonable out-of-pocket expenses incurred in connection with their attendance at board and board committee meetings. No fees are paid to Directors.

Compensation Committee Interlocks and Insider Participation

     Messrs. Davis and Bradley serve on the compensation committee. No interlocking relationship exists between the board or compensation committee and the board of directors or compensation committee of any other company, nor has any such interlocking relationship existed in the past. The compensation committee reviews and approves the compensation and benefits for our key executive officers, administers our employee benefit plans and makes recommendations to the board regarding such matters.

Employment Agreement

     In June 2000, Yorktownuniversity.com entered into an employment agreement with Richard J. Bishirjian, Ph.D., its president and chief executive officer, for a three year term, contingent upon the successful conclusion of the Company's stock offering, and subject to automatic renewal unless terminated by either party. The agreement provides for the payment to him of annual compensation of up to $100,000 plus employee health insurance and other benefits valued at $25,000 and bonuses to be based upon mutually agreed upon revenue goals of up to 100% of his base annual salary. If the agreement is terminated other than for "just cause," Dr. Bishirjian is entitled to a severance payment equal to the greater of twice his total annual compensation as of the date of termination or $250,000. The agreement also contains customary non-competition and non-solicitation provisions.

Stock and Option Awards

     From inception through the date of this prospectus, we issued a total of 9,340 shares of Yorktownuniversity.com's common stock and options to purchase an additional 4,700 shares at our exercise price of $10.00 per share, to its advisors, consultants, and each of its faculty members, generally in units of 100 shares with options to purchase an additional 100 shares, as inducement for joining the faculty or for other service.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth information regarding the beneficial ownership of our common stock by:

     [ ]  our chief executive officer, other executive officers and directors;

     [ ]  all directors and executive officers as a group; and

     [ ] each person known to us to own beneficially more than 5% of our outstanding shares.

     A person has beneficial ownership of shares if he has the power to vote or dispose of the shares. This power can be exclusive or shared, direct or indirect. In addition, a person is considered by SEC rules to beneficially own shares underlying options that are presently exercisable or will become exercisable within 60 days. However, none of the beneficial owners hold options that are presently exercisable or will become exercisable within the next 60 days.

     As of the date of this prospectus, there were 478,167 shares of our common stock outstanding, after giving effect to the conversion of all shares of the Series A convertible preferred stock into common stock. To calculate a stockholder's percentage of beneficial ownership, we must include in the numerator and denominator those shares underlying options that the stockholder is considered to beneficially own, if any. Shares underlying options held by other stockholders, however, are disregarded in this calculation. Therefore, the denominator used in calculating beneficial ownership among our stockholders may differ.

                          Security Ownership Table /(1)/

                                                    Percent as         Percent         Percent
                                 Number of          of the date        assuming        assuming
Names and Address of            outstanding           of this          minimum         maximum
Beneficial Owners                 Shares             prospectus        offering        offering
-------------------------       -----------        -------------      ----------     -----------
Richard J. Bishirjian,  Ph.D.    179,285/(3)/          37.5%            29.7%           19.3%
14 West Queen's Way
Hampton, VA  23669

Free Congress Research and
Education  Foundation/(2)/        131,851              27.6%            21.9%          14.2%
717 Second Street, S.E.
Washington, D.C.  20002

The Leadership Institute           34,632               7.2%             5.7%           3.7%
1101 North Highland Street
Arlington, VA  22201

Paul Weyrich                        3,463/(4)/          0.7%             0.6%           0.4%
12615 Lake Normandy Lane
Fairfax, VA

Thomas F. Payne                       850               0.2%             0.1%           0.1%
9726 Delray Drive
Montgomery, OH  45242

                                                    Percent as         Percent         Percent
                                 Number of          of the date        assuming        assuming
Names and Address of            outstanding           of this          minimum         maximum
Beneficial Owners                 Shares             prospectus        offering        offering
-------------------------       -----------        -------------      ----------     -----------
Douglas K. Adie                       850               0.2%             0.1%           0.1%
915 May Avenue
Athens, OH  45701

Forrest A. Nabors                   1,000               0.2%             0.2%           0.1%
14623 S.W. Peck Court
Tigard, OR  97224

Gilbert K. Davis                   27,706/(5)/          5.8%             4.6%           3.0%
3701 S. George Mason Dr.,
  #1005N
Falls Church, VA  22041

Robert Bradley                      3,463/(6)/          0.7%             0.6%           0.4%
61 Fox Hill Road
Wellesley, MA  02481

Louis W. Barnett                        0                                   -              -
1101 North Highland Street
Arlington, VA  22201

Robert Callahan                         0                  -                -              -
2713 Newman Court
Bowie, MD  20716

All directors and                  216,617              45.3%            35.9%          23.3%
 executive officers
 as a group

______________
(1) The above table assumes conversion of Yorktownuniversity.com's Series A convertible preferred stock, which is currently convertible into common stock at the election of either Yorktownuniversity.com or the holder. The Series A convertible preferred stock converts to common shares at the ratio of 692.64 common shares for each Series A convertible preferred share held. See "Certain Transactions and Policies - Sales of Stock to Insiders" for a table of beneficial ownership of the Series A convertible preferred stock by our executive officers and directors and each person who beneficially owns 5% or more of these shares.

(2) Free Congress Research and Education Foundation's president is Paul Weyrich, a member of our board of directors.

(3) This amount includes 3,463 shares issuable to Dr. Bishirjian upon conversion of Yorktownuniversity.com's currently outstanding Series A convertible preferred stock, assuming conversion at the current conversion ratio of 692.64 common shares for each Series A convertible preferred share held. Dr. Bishirjian purchased his Series A convertible preferred shares on May 3, 2000.

(4) This amount includes 3,463 shares issuable to Mr. Weyrich upon conversion of Yorktownuniversity.com's currently outstanding Series A convertible preferred stock, assuming conversion at the current conversion ratio of
     692.64 common shares for each Series A convertible preferred share held.

(5) This amount includes 27,706 shares issuable to Mr. Davis upon conversion of Yorktownuniversity.com's currently outstanding Series A convertible preferred stock, assuming conversion at the current conversion ratio of
     692.64 common shares for each Series A convertible preferred share held.

(6) This amount includes 3,463 shares issuable to Mr. Bradley upon conversion of Yorktownuniversity.com's currently outstanding Series A convertible preferred stock, assuming conversion at the current conversion ratio of
     692.64 common shares for each Series A convertible preferred share held.

                          DESCRIPTION OF CAPITAL STOCK

General

     Yorktownuniversity.com is authorized by its Articles of Incorporation to issue an aggregate of 3,000,000 shares of common stock, $.001 par value per share, and 10,000 shares, $.001 par value per share, of Series A convertible preferred stock.

Common Stock

     As of the date of this prospectus, our outstanding common stock consisted of 478,167 shares of common stock, after giving effect to the conversion of all shares of the Series A convertible preferred stock into common stock upon the closing of this offering, held by stockholders of record. Holders of common stock are entitled to one vote for each share held of record on all matters on which stockholders may vote, and do not have cumulative voting rights in the election of directors. Holders of common stock are entitled to receive, as, when and if declared by the board of directors from time to time, such dividends and other distributions in cash, stock or property from our assets or funds legally available for such purposes subject to any dividend preferences that may be attributable to our outstanding preferred stock.

     No preemptive, conversion, redemption or sinking fund provisions apply to the common stock. All outstanding shares of common stock are fully paid and non-assessable. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in the assets available for distribution.

Preferred Stock

     As of the date of this prospectus, we had outstanding 183 shares of Series A convertible preferred stock, which will be converted into 126,476 shares of our common stock effective upon the completion of this offering. See "Certain Transaction and Policies - Sales of Stock to Insiders." Our board of directors, without further action by the stockholders, is authorized to issue an aggregate of 10,000 shares of preferred stock. We have no plans to issue a new series of preferred stock. Our board of directors may issue preferred stock with dividend rates, redemption prices, preferences on liquidation or dissolution, conversion rights, voting rights and any other preferences, which rights and preferences could adversely affect the voting power of the holders of common stock.
Issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions or other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage or delay a third party from acquiring control.

Indemnification of Directors and Officers

     Our articles of incorporation provide that our directors and officers shall be, and at the discretion of the board of directors non-officer employees and agents may be, indemnified by us to the fullest extent authorized by Virginia law, against all expenses and liabilities actually and reasonably incurred in connection with service for or on behalf of Yorktownuniversity.com, and further permit the advancing of expenses incurred in defense of claims.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Yorktownuniversity.com pursuant to the foregoing provisions, or otherwise, Yorktownuniversity.com has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Yorktownuniversity.com of expenses incurred or paid by a director, officer or controlling person of Yorktownuniversity.com in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Yorktownuniversity.com will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Limitation of Liability

     Under the Virginia Stock Corporation Act, the liability of an officer or director for a single transaction in a proceeding brought by or in the right of a corporation or on behalf of shareholders is limited to damages not exceeding the lesser of (1) the monetary amount, including the elimination of liability, specified in the articles of incorporation or, if approved by the shareholders, in the bylaws, as a limitation on or elimination of the liability of the officer or director; or (2) the greater of $100,000 or the amount of cash compensation received by the officer or director from the corporation during the 12 months immediately preceding the act or omission for which liability was imposed. The liability of an officer or director may not be so limited if the officer or director engaged in willful misconduct or a knowing violation of the criminal law or of any federal or state securities law, including, without limitation, any claim of federal or state securities law, including, without limitation, any claim of unlawful insider trading or manipulation of the market for any security.

     Our Articles of Incorporation include a provision eliminating, to the fullest extent permitted by law, the personal liability of directors.

Anti-Takeover Provisions

     Under the Virginia Control Share Acquisition statute, a person who makes a bona fide offer to acquire, or acquires, shares of stock of a Virginia corporation that when combined with shares already owned, would increase the acquirer's ownership to at least 20%, 33 1/3%, or a majority of the voting stock of the corporation, must obtain the approval of a majority in interest of the shares held by all shareholders (except the acquirer and officers and inside directors of the corporation) in order to vote the shares acquired. The statute does not apply to mergers pursuant to a merger or plan of share exchange effected in compliance with the relevant provision of the Virginia Act. The Control Share Acquisition statute permits a Virginia corporation to elect not to be governed by these provisions by including such an election in its articles of incorporation or bylaws, and does not apply to companies with less than 300 shareholders. We have decided not to be governed by the Control Share Acquisition statute in its Articles of Incorporation since Yorktownuniversity.com, Inc. does not believe such provisions are in keeping with our commitment to the efficient operation of markets.

     Virginia's Affiliated Transactions statute provides that if a person acquires 10% or more of the stock of a Virginia corporation without the approval of its board of directors (an "interested shareholder"), such person may not engage in certain transactions with the corporation, including a merger and purchase or sale of greater than 5% of the corporation's assets or voting stock, for a period of three years, and then only with the specified supermajority shareholder vote, disinterested director approval or fair price and procedural protections. Virginia's statute includes certain exceptions to this prohibition. For example, if a majority of disinterested directors approves the acquisition of stock or the transaction prior to the time that the person became an interested shareholder, or if the transaction is approved by the board of directors and by the affirmative vote of two-thirds of the outstanding voting stock which is not owned by the interested shareholder, the prohibition does not apply.

Transfer Agent

     The transfer agent for our common stock is Firstar Bank, N.A.

                       CERTAIN TRANSACTIONS AND POLICIES

Management Fees

     As of May 31, 2000, management fees totaling $4,700 have been paid to CMP International Consulting, Inc., whose President is also our Chief Executive Officer, for services rendered in organizing Yorktownuniversity.com, securing Internet domain registrations, recruiting Faculty, making applications for state licenses, and administering our offering of shares to the public. In June 2000, the Board approved payment of management fees of $20,300 for an eight month period during which CMP International Consulting will manage university affairs. Management believes that these terms are at least as favorable as could have been obtained from an independent party.

Sales of Stock to Insiders

     On July 19, 1999, we issued for cash and contributed services the following shares of common stock at a price of $.089 per share to Yorktownuniversity.com's founders:


Purchaser                                                           Number of Shares
Richard J. Bishirjian, Ph.D.                                             175,822
Free Congress Research and Education Foundation/(1)/                     131,851
The Leadership Institute/(2)/                                             34,632

_____________
/(1)/ Free Congress Research and Education Foundation's president is Paul
      Weyrich, a member of our board of directors.
/(2)/ The Leadership Institute's Vice President for Programs is Louis Barnett, a member of our board of directors.

     From October 1999 to June 2000, we sold 183 shares of our Series A convertible preferred stock at a price of $1,000 per share ($182,666 in total). These shares will be converted into 126,476.1 shares of common stock effective upon completion of the offering, meaning the date on which offering proceeds are raised. The following table shows the beneficial ownership of these shares by our executive officers and directors and each person who beneficially owns 5% or more of these shares. See also the table under "Principal Stockholders," which shows the ownership of our common stock by our executive officer, directors and 5% stockholders upon the conversion of these shares into common stock.

                                                                                                   Percentage
                                                                         Number of Shares        Of Outstanding
                                                                           Of Series A              Series A
Name                                                                        Convertible            Convertible
                                                                          Preferred Stock           Preferred
                                                                                                      Stock
-----------------------------------------------------------------------------------------------------------------

Gilbert K. Davis                                                                  40                  21.9%
Chad Long                                                                         10                   5.5%
John Engelhart                                                                    20                  10.9%
Wilhelm Maier                                                                     10                   5.5%
William Dahling                                                                   30                  16.4%
Tony Barr                                                                         10                   5.5%
Richard J. Bishirjian                                                              5                   2.7%
Paul Weyrich                                                                       5                   2.7%
Robert H. Bradley                                                                  5                   2.7%
--------------------------------------------------------------------------------------------------------------

Other Agreements with Insiders

     We have entered into indemnification agreements with each of our directors and officers. These indemnification agreements require Yorktownuniversity.com to indemnify such individuals to the fullest extent permitted by Virginia law.

Agent of the Issuer

     Richard Bishirjian and Douglas Adie will be the registered officers who will effect offers and sales of our securities.

Ratification of Past Material Affiliated Transactions with Insiders

     At the time we entered into the above-described transactions, we did not have disinterested, independent directors, who could evaluate and ratify these transactions. See "Risk Factors -- You will not have had the benefit of a contemporaneous, independent review of certain past transactions with insiders." Our current, independent directors have since ratified these transactions.

Policy Matters

     All of the material transactions and relationships entered into by Yorktownuniversity.com and any directors, executive officers or 5% shareholders have been ratified by the independent members of the board after having been offered access to independent legal counsel at Yorktowuniversity.com's expense. At the time these transactions were entered into, Yorktownuniversity did not have any independent directors.

Policy Regarding Future Material Affiliated Transactions

     We will not enter into any material affiliated transactions, such as loans or forgiveness of loans, with any insider or affiliate, unless the terms of that transaction are no more or less favorable to us than the terms we would agree to in a transaction with an unaffiliated third party. In addition, we will ask our disinterested, independent directors to review any material affiliated transaction we seek to enter into. These directors will be entitled to consult either our legal counsel or their own independent legal counsel at our expense if they wish. We will not enter into a material affiliated transaction unless a majority of those disinterested, independent directors have approved the transaction.

Policy Regarding Preferred Stock

     We will not offer any shares of preferred stock to promoters, unless the promoters purchase or acquire those shares on the same terms as other shareholders. If we offer shares of preferred stock to promoters on more favorable terms than other shareholders, we will complete the transaction only after a majority of the disinterested, independent directors has approved the transaction, having had the same opportunity to review the transaction and consult either our legal counsel or their own independent legal counsel at our expense as prescribed in the section, "Certain Transactions and Policies - Policy Regarding Future Material Affiliated Transactions."


                        SHARES ELIGIBLE FOR FUTURE SALE

     All of the 478,167 shares of common stock currently outstanding or issuable through the conversion of currently outstanding Series A convertible preferred stock upon completion of the offering are "restricted securities" under the Securities Act and may be sold in the public market upon the expiration of certain holding periods under Rule 144, subject to the volume, manner of sale and other limitations of Rule 144. Subject to certain restrictions applicable to affiliates, upon the lapse of these restrictions, these shares will become freely tradable. Sales of substantial amounts of these or other shares of common stock in the public market following the offering could adversely affect the market price of the common stock and adversely affect our ability to raise capital at a time and on terms favorable to us.

     In addition, as of the date of this prospectus, there were outstanding options to purchase 4,500 shares of common stock. We may register the shares of common stock issued, issuable or reserved for issuance under our option plans as soon as practicable following the date of this prospectus.


                              PLAN OF DISTRIBUTION

Internet Direct Offering

     We intend to offer and sell shares directly through our web site. None of our directors, officers or employees who assist us in this process will receive any additional compensation for their efforts. We expect to promote the offering through word of mouth to leaders of various conservative organizations, conservative religious organizations and home school associations, direct mailings to targeted members of such organizations or associations and the placement of advertisements with periodicals targeted to such audiences. We have no intention of entering into agreements with selling agents to offer and sell our shares.

     The offering will continue until February 28, 2001, unless all shares are earlier sold or we elect in our sole discretion to earlier terminate or extend the offering until a date not later than May 31, 2001. Subscriptions may be withdrawn at the election of the subscriber at any time prior to our acceptance of the subscription and release of the subscription funds from escrow.

Availability of Prospectus

     This prospectus may be accessed and downloaded through our website at www.yorktownuniversity.com. No other information on our web site is a part of this prospectus. Any person desiring to view and download this prospectus must represent to us in what state he or she is resident, and this prospectus will only be made available to residents of states in which our registration has become effective. Assistance to persons having difficulty downloading the prospectus is available online through our website and our telephone number, (757) 873-1100. Upon request, we will forward printed copies of the prospectus to prospective investors.

     The prospectus will be removed from our website promptly following completion of the offering. Consequently, investors may desire to download a copy, or request a printed copy of the prospectus for future reference.

How to Subscribe

     You may subscribe to purchase shares by completing and signing the subscription agreement which accompanies this prospectus and mailing or delivering it to the escrow agent, together with payment in full for all shares subscribed for. To be accepted, your subscription must be forwarded to the escrow agent before the expiration of the offering. You must pay the full subscription price when you return the subscription agreement. In the event that payment is less than that required to purchase the number of shares subscribed for, we will issue only the number of shares for which payment is received.

  You should make your check payable and return your subscription agreement to:

                        Firstar Bank, N.A., escrow agent
                               425 Walnut Street
                             Cincinnati, Ohio 45202
                            Attention: Brian George

     If you have any questions about this offering, please call (757) 873-1100 or visit our web site and register your name, telephone number and the best time to call. Our representative will return your call within one business day.

Delivery of Share Certificates

     As soon as practicable following our acceptance of your subscription, we will mail you a certificate evidencing the shares you have purchased.

Escrow of Funds and Acceptance of Subscriptions

     All subscription funds received in the offering will be deposited in an interest bearing escrow account with Firstar Bank, N.A., as escrow agent. These funds will be held in the escrow account until released to us upon our acceptance of subscriptions, which is expected to occur initially upon the sale of the minimum number of shares and thereafter not more often than weekly. We may elect to accept or reject any or all of the subscriptions in the offering for any reason.

     If subscriptions for at least 125,000 shares are not received and accepted by February 28, 2001, subject to extension to a date not later than May 31, 2001, then all subscription funds will be returned to subscribers, with interest, within 10 days after the termination of the offering. However, subscriptions received from Minnesota residents cannot be held for more than 180 days after the commencement of the offering. Consequently, subscription funds received from Minnesota residents will be earlier returned, with interest, if subscriptions for the minimum offering amount are not received and accepted by that date.

     Our officers, directors, promoters, affiliates or associates may purchase shares in the offering for the purpose of completing the minimum offering requirements.

                                    EXPERTS

     Our financial statements as of May 31, 2000, and for the period then ended, included in this prospectus, have been audited by Goodman & Company, L.L.P., independent auditors as stated in their reports appearing herein and elsewhere in the Registration Statement, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.


                                 LEGAL MATTERS

     The validity of the common stock offered hereby will be passed upon for us by counsel to Yorktownuniversity.com, Doepken Keevican & Weiss Professional Corporation, 58th Floor, USX Tower, 600 Grant Street, Pittsburgh, Pennsylvania 15219.


                                 ADDITIONAL INFORMATION

     We have filed with the SEC a registration statement on Form SB-1 under the Securities Act of 1933 with respect to the common stock offered in this prospectus. This prospectus omits certain information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to Yorktownuniversity.com and the common stock offered in this prospectus, reference is made to such registration statement, exhibits and schedules. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.

     The registration statement, including the exhibits and schedules filed therewith, may be inspected free of charge at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at its regional offices located at 7 World Trade Center, New York, New York 10048 and Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates and from the SEC's Internet site at http://www.sec.gov. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330.

                         Yorktownuniversity.com, Inc.

                         INDEX TO FINANCIAL STATEMENTS


                                                                  Page

Report of Independent Accountants                                 F-2

Financial Statements:

     Balance Sheet as of May 31, 2000                             F-3

     Statement of Operations for the Period Ended May 31, 2000    F-4

     Statement of Changes in Stockholders' Equity for the
     Period Ended May 31, 2000                                    F-5

     Statement of Cash Flows for the Period Ended May 31, 2000    F-6

     Notes to Financial Statements                                F-7

                         REPORT OF INDEPENDENT AUDITORS


The Directors and Stockholders
Yorktownuniversity.com, Inc.
(A Development Stage Enterprise)
Norfolk, Virginia


      We have audited the accompanying balance sheet of Yorktownuniversity.com, Inc. (A Development Stage Enterprise) as of May 31, 2000, and the related statement of operations, stockholders' equity and cash flows from inception, July 19, 1999, to the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

      We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Yorktownuniversity.com, Inc. (A Development Stage Enterprise) as of May 31, 2000, and the results of its operations and cash flows from inception, July 19, 1999, to the period then ended in conformity with generally accepted accounting principles.


/s/ Goodman & Company, L.L.P.


Norfolk, Virginia
September 8, 2000

YORKTOWNUNIVERSITY.COM, INC.
(A DEVELOPMENT STAGE ENTERPRISE)

BALANCE SHEET

--------------------------------------------------------------------------------

May 31, 2000
--------------------------------------------------------------------------------

                                     ASSETS

Cash                                                                         $                  160,363
Travel advances - related party                                                                     835
                                                                           ----------------------------
                                                                                                161,198
                                                                           ----------------------------


Property and equipment
  Office equipment                                                                                1,498
  Less accumulated depreciation                                                                    (250)
                                                                           ----------------------------
                                                                                                  1,248
                                                                           ----------------------------


Deferred offering costs                                                      $                   57,635
                                                                           ----------------------------


                                                                           ----------------------------
                                                                             $                  220,081
                                                                           ----------------------------

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable                                                             $                   9,950
Due to related party                                                                             8,278
                                                                           ---------------------------
                                                                                                18,228
                                                                           ---------------------------


Stockholders' equity
  Common stock, $.001 par value, 3,000,000 shares authorized,
  351,645 shares outstanding                                                                       352
  Series A convertible preferred stock, $.001 par value, 200
  shares authorized, 172.66 shares issued and outstanding                                            -
  Additional paid-in capital                                                                   297,214
  Deficit accumulated during development stage                                                 (95,713)
                                                                           ---------------------------
                                                                                               201,853
                                                                           ---------------------------


                                                                             $                 220,081
                                                                           ---------------------------


   The accompanying notes are an integral part of this financial statement.

YORKTOWNUNIVERSITY.COM, INC.
(A DEVELOPMENT STAGE ENTERPRISE)

STATEMENT OF OPERATIONS

--------------------------------------------------------------------------------

Period Ended May 31, 2000
--------------------------------------------------------------------------------

Revenues
  Interest income                                                             $                       526
                                                                           ------------------------------


Operating expenses
  Faculty recruitment                                                                              64,000
  Organization costs                                                                               14,300
  Administrative fee                                                                                7,150
  Marketing                                                                                         6,900
  Supplies and equipment                                                                            1,217
  Legal expenses                                                                                      980
  Office supplies                                                                                     721
  Other                                                                                               685
  Depreciation and amortization                                                                       250
  Telephone                                                                                            36
                                                                           ------------------------------
                                                                                                   96,239
                                                                           ------------------------------


Net loss before income taxes                                                                      (95,713)
  Income tax expenses                                                                                   -
                                                                           ------------------------------
  Net loss                                                                                        (95,713)
                                                                           ------------------------------


Weighted average common shares outstanding                                                        351,645
                                                                           ------------------------------


Net loss per share - basic and diluted                                        $                     (0.27)
                                                                           ------------------------------




    The accompanying notes are an integral part of this financial statement.

YORKTOWNUNIVERSITY.COM, INC.
(A DEVELOPMENT STAGE ENTERPRISE)

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

--------------------------------------------------------------------------------

Period Ended May 31, 2000
--------------------------------------------------------------------------------


                                                                                 Deficit
                                                                               Accumulated
                                             Series A   Series A   Additional     During
                            Common   Common  Preferred  Preferred   Paid-In    Development
                            Shares   Stock    Shares      Stock     Capital       Stage        Total
                         -----------------------------------------------------------------------------
Inception, July 19, 1999   $342,105    $342          -      $ -      $ 31,158     $      -    $ 31,500


Proceeds from issuance
 of Series A convertible
 preferred stock                  -       -     172.66        -       172,666            -     172,666


Net loss                          -       -          -        -             -      (95,713)    (95,713)


Common stock issued in
 exchange for services        9,340      10          -        -        93,390            -      93,400

                         -----------------------------------------------------------------------------

                            351,645    $352     172.66      $ -      $297,214     $(95,713)   $201,853
                         -----------------------------------------------------------------------------

YORKTOWNUNIVERSITY.COM, INC.
(A DEVELOPMENT STAGE ENTERPRISE)

STATEMENT OF CASH FLOWS

--------------------------------------------------------------------------------

Period Ended May 31, 2000
--------------------------------------------------------------------------------

Cash flows from operating activities
  Net loss                                                                    $                (95,713)
  Adjustments to reconcile to net cash used
    by operating activities:
    Depreciation and amortization                                                                  250
    Services received in exchange for common stock                                              70,900
    Changes in:
       Travel advances                                                                            (835)
       Accounts payable                                                                          9,950
       Due to related party                                                                      8,278
                                                                           ---------------------------
       Net cash used by operating activities                                                    (7,170)
                                                                           ---------------------------


Cash flows from investing activities
  Purchase of property and equipment                                                            (1,498)
                                                                           ---------------------------


Cash flows from financing activities
  Proceeds from issuance of common stock                                                        31,500
  Proceeds from issuance of Series A convertible preferred stock                               172,666
  Deferred offering costs                                                                      (35,135)
                                                                           ---------------------------
          Net cash provided by financing activities                                            169,031
                                                                           ---------------------------


Net increase in cash                                                                           160,363

Cash at beginning of period                                                                          -
                                                                           ---------------------------


Cash at end of period                                                         $                160,353
                                                                           ---------------------------


Supplemental disclosure of non-cash investing and financing activities

  At inception, July 19, 1999, $6,500 of common stock was issued to a related party in exchange for services rendered related to the organization of the Company.

  During the period ended May 31, 2000, 9,340 shares of common stock were issued for services, including 2,250 shares related to the public offering.



    The accompanying notes are an integral part of this financial statement.

YORKTOWNUNIVERSITY.COM, INC.
(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS

MAY 31, 2000
--------------------------------------------------------------------------------

NOTE 1 - BUSINESS ORGANIZATION

     Yorktownuniversity.com, Inc. (the "Company"), was formed in July, 1999 in Virginia. The Company intends to establish and operate an online university offering courses in the humanities and social sciences disciplines. During the development stage, the Company has undertaken efforts to complete its organization and raise capital, recruit faculty and develop curriculum for its course offerings, obtain accreditation and eligibility from appropriate state and federal agencies, develop its internet-delivery system, and initiate its marketing plans.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Method of Accounting and Basis of Presentation

     The accounting and reporting policies of the Company conform to generally accepted accounting principles.

     Cash and Cash Equivalents

     For the purpose of reporting cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

     Estimates

     The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities for the reported periods. Actual results could differ from those estimates and assumptions.

     Credit Risk

     Financial instruments which potentially subject the Company to concentration of credit risk consists principally of cash. The Company mitigates this risk by placing its cash with high credit quality financial institutions. The Company has, at times, deposits at financial institutions in excess of FDIC insurance limits. Amounts on deposit in excess of FDIC insurance limits are not insured. If the financial institution failed, amounts not insured may not be recovered.

     Income Taxes

     Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis in organization costs and start-up costs for financial and income tax reporting. The deferred tax asset represents the future tax return consequences of those differences which will be deductible when the differences are settled.

                         (Notes continued on next page)
NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     Advertising

Advertising costs are expensed as incurred.

     Organization and Start-up Costs

     Organization and start-up costs are expensed as incurred.

     Property and Equipment

     Property and equipment are stated at cost and depreciated using straight-line and accelerated methods over the following estimated useful lives:

                Assets                    Lives
                ------                    -----

           Office equipment              5 years

     Earnings Per Common Share

     Financial Accounting Standards Board (FASB) Statement No. 128, Earnings Per Share, establishes standards for computing and presenting earnings per share
(EPS). FASB Statement No. 128 requires dual presentation of basic and diluted EPS on the face of the statement of operations, and it requires a reconciliation of the numerator and denominator of the basic EPS computation with the numerator and denominator of the diluted EPS computation.

     Basic EPS excludes dilution and is computed by dividing income available to common shareholders by the weighted-average number of shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised, converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. The effect of potentially dilutive securities are not considered, as they would be anti-dilutive for the period ended May 31, 2000.

     Stock Compensation Plans

     The Company accounts for its stock options and warrants in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. As such, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (Statement No. 123), permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, Statement No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25, and provide pro forma net income or loss and pro forma net income or loss per common share disclosures for stock options and awards (as if the fair-value-based method defined in Statement No. 123 had been applied). The Company has elected to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosures of Statement No. 123.

                         (Notes continued on next page)


     Convertible Preferred Stock

     Convertible preferred stock is redeemable solely at the option of the Company, and is reported as part of stockholders' equity. Otherwise, equity securities redeemable at the option of the holder, or at a fixed date and a fixed price, or otherwise beyond control of the Company, are reported separately from stockholders' equity.

     Website Development Costs

     For the period ended May 31, 2000, website development costs were incurred in the planning stage and, as such, are expensed. The Company is currently studying the impact of FASB's Emerging Issues Task Force (EITF) Issue No. 00-2, Accounting for Website Development Costs. As of May 31, 2000, the effect of adopting the provisions of EITF Issue No. 00-2 is immaterial. Internet domain name registration costs are inconsequential and are expensed. Trademarks and other proprietary rights have not been secured, therefore, costs associated with these activities are expensed as incurred.


NOTE 3 - DEFERRED OFFERING COSTS

     Deferred offering costs include printing, communication, travel and legal costs associated with the planned offering of common stock. If the offering is successful, the costs will be netted against the offering proceeds in stockholders' equity. If not, they will be expensed in the period the offering is aborted.


NOTE 4 - INCOME TAXES

     The deferred tax assets include the following:

Deferred tax assets:

 Organization and start-up costs                           $ 32,542

 Less valuation allowance                                   (32,542)
                                                           --------

                                                           $     --
                                                           ========

     Net operating losses for income tax return purposes have not yet been incurred, as the Company's operations have not yet commenced.


NOTE 5 - COMMITMENTS AND OTHER RELATED PARTY TRANSACTIONS

     In June 2000, the Company entered into an employment agreement with its president and chief executive officer, for a three year term, contingent upon the successful conclusion of the Company's stock offering and subject to automatic renewal unless terminated by either party. The agreement provides for the payment of annual compensation (base salary of $100,000 plus employee health insurance and other benefits valued at $25,000) and bonuses to be based upon mutually agreed upon revenue goals of up to 100% of base


                         (Notes continued on next page)
annual salary. If the agreement is terminated other than for "just cause," he shall be entitled to a severance payment equal to the greater of twice his total annual compensation as of the date of termination or $250,000.

     Amounts due from a related party pertain to travel advances made on behalf of the above-mentioned CEO. Travel advances are expensed in the period the travel occurs. Amounts due to related party represent amounts due CMP International, Inc. (CMP), an entity affiliated with the CEO, for: (1) management fees of $4,700 and (2) costs incurred on behalf of the Company by CMP of $3,578. These amounts due CMP will be settled at or near the closing of the initial public offering. See subsequent events for additional information.


NOTE 6 - PREFERRED STOCK

     The Company is authorized to issue 10,000 shares of preferred stock with a par value of $.001 per share. As of May 31, 2000, the Company issued 172.66 shares of Series A convertible preferred stock (the "Series A" shares). Series A shares may be converted in whole or in part into common stock at the option of either the holder or the Company, thirty days after completion of a qualified initial public offering (as defined). If converted, Series A shares convert to common shares at the ratio of 692.64 common shares for each Series A share held.

     Series A shares are also entitled to dividends in an amount per share equal to any per share dividend paid on common stock, and to preferential redemption, purchase or acquisition. Each Series A share is entitled to one vote for each share held. Series A shares are redeemable solely at the option of the Company at a price of $1,000 per share. However, the liquidation preference for Series A shares is $1.00 per share.


NOTE 7 - STOCK OPTION PLAN AND STOCK AWARDS

     The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25) and related interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

     The Company's 2000 Stock Option Plan has authorized the grant of options to management personnel and faculty for up to 100,000 shares of the Company's common stock. All options granted have 10-year terms and vest and become fully exercisable at the discretion of the Option Committee of the Board of Directors.

     Pro forma information regarding net income and earnings per share is required by Statement 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for the period ended May 31, 2000: risk-free interest rate of 6.5%; dividend yield of 0.0%; volatility factors of the expected market price of the Company's common stock of .30; and a weighted-average expected life of the option of 5 years.

     The Black Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in

                         (Notes continued on next page)
management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma and actual information follows for the period ended May 31, 2000:

Net loss
  Actual                                                               $ (95,713)
  Pro forma                                                            $(101,299)

Net loss per share - basic and diluted
  Actual                                                               $    (.27)
  Pro forma                                                            $    (.29)

     A summary of the Company's stock option activity, and related information for the period ended May 31, follows:

                                                                                       Weighted-
                                                                                        Average
                                                                     Options        Exercise Price
                                                                     -------        --------------
Outstanding - beginning of period                                         -              $    -
Granted/Awarded                                                       4,900               10.00
Exercised/Issued                                                          -                   -
Forfeited                                                                 -                   -
                                                                     ------              ------
Outstanding - end of period                                           4,900              $10.00
                                                                     ======              ======

Exercisable - end of period                                           4,900              $10.00
                                                                     ======              ======

Weighted-average fair value of options granted during the period     $ 1.14
                                                                     ======


     As of May 31, 2000, the Company awarded 9,340 shares of common stock to recruit faculty (6,400 shares), and to reduce cash expenditures to service providers for expenses directly associated with the initial public offering
(IPO) (2,250 shares) and for marketing (690 shares). As the IPO price is $10 per share and there is no exercise price, the intrinsic-value method of APB 25 is used with respect to faculty recruitment, and resulted in faculty recruitment expense of $64,000 for the period ended May 31, 2000. The consideration received from the service providers approximates the number of shares awarded multiplied by the IPO price, and resulted in additional deferred offering costs of $22,500 and marketing expense of $6,900 for the period ended May 31, 2000.


NOTE 8 - SUBSEQUENT EVENTS

     On June 30, 2000, the Company filed a Registration Statement on Form SB-1 (the Initial Public Offering or IPO) with the Securities and Exchange Commission. The stock is being sold on a best efforts basis, with a minimum requirement of 125,000 shares sold before funds held in escrow are released. The Company plans to use the proceeds to develop, promote, and begin operating an online university, and for other working capital purposes. The offering terminates on January 31, 2001, unless all of the shares are earlier sold or the Company elects in its sole discretion, to earlier terminate or extend the offering.

     Subsequent to May 31, 2000, 1,700 more option shares were granted (at $10.00 per share exercise price) to service providers and faculty, and 3,850 more shares were awarded to management personnel and service providers with an estimated intrinsic and fair value of $10 per share. The Company also sold 10 more shares of Series A convertible preferred stock for $1,000 per share, after May 31, 2000. See disclosures above regarding Series A convertible preferred stock.

     In June 2000, the Board of Directors approved payment of management fees of $20,300 for an eight-month period during which CMP International Consulting, Inc. (CMP) will manage university affairs.


                                   * * * * *

                                                                         Annex A


                             SUBSCRIPTION AGREEMENT

Firstar Bank, N.A.
425 Walnut Street
Cincinnati, Ohio 45202
Attention: Brian George

Ladies and Gentlemen:

     The undersigned hereby subscribes for and agrees to purchase the number of shares of common stock, par value $0.001 (the "Shares"), of Yorktownuniversity.com, Inc., a Virginia corporation ("Yorktownuniversity.com"), indicated below. The undersigned has executed and delivered this Subscription Agreement in connection with Yorktownuniversity.com's offering of Shares
described in the Prospectus dated [          ], 2000, as may be supplemented
from time to time ("Supplements"), which Prospectus and Supplements, if any, accompany this Subscription Agreement.

     The undersigned agrees to purchase the Shares subscribed for herein for the purchase price of $10.00 per share and has delivered to our escrow agent, Firstar Bank, N.A., with this Subscription Agreement, a check made payable to "Firstar Bank, N.A., escrow agent."

     The undersigned acknowledges receipt of a copy of our Prospectus, as supplemented by any Supplements.

     The undersigned acknowledges that we may accept or decline the undersigned's subscription for any reason whatsoever.



                                                     _______________________________________
______________ Shares ($_______________)             Please print name(s) of subscriber(s)
subscribed for (minimum of 100 Shares and
 total  subscription price of $1,000)                _______________________________________
                                                     Signature of subscriber

______________________________________               _______________________________________
How Shares are to be held if this is a               Signature of co-subscriber
 co-investment, e.g., as joint tenants
 (with right of   survivorship) or                   _______________________________________
 tenants-in-common
                                                     ______________________________________
                                                     Address

_______________________________________              ______________________________________
 Social Security or Tax I.D. number(s)               Date
                                                     ______________________________________
                                                     E-Mail Address

                                                     ______________________________________
                                                     Telephone

                                                                         Annex B

                                ESCROW AGREEMENT


     ESCROW AGREEMENT made this ______ day of ___________, 2000 by and between Yorktownuniversity.com, Inc. a Virginia corporation ("Yorktownuniversity.com"), and Firstar Bank, N.A., a national banking association ("Bank").

     WHEREAS, Yorktownuniversity.com has offered to sell up to [450,000] newly issued shares ("Shares") of its common stock, at an offering price of $10.00 per share (the "Offering");

     WHEREAS, the Shares are registered pursuant to a Form SB-1 Registration Statement (Registration No. 333-40672) filed under the Securities Act of 1933, as amended;

     WHEREAS, the Prospectus provides that Yorktownuniversity.com offer to prospective investors shares for the period beginning on ____________, 2000 through ___________, 2001, subject to Yorktownuniversity.com's right to extend the Offering;

     WHEREAS, the terms of the offering described in Yorktownuniversity.com's Prospectus permit subscriptions to be accepted and offering proceeds released when subscriptions for at least 125,000 shares have been received and, thereafter, on a weekly or other periodic basis, from and after the date on which the Registration Statement is declared effective by the Securitise and Exchange Commission until February 28, 2001, subject to extension up to May 31, 2001;

     WHEREAS, the Prospectus provides that Yorktownuniversity.com will deposit all subscription funds received in an interest bearing escrow account with Bank, as escrow agent; Yorktownuniversity.com may elect to accept or reject any or all of the subscriptions in the Offering; and

     WHEREAS, the parties wish to provide for the terms of a deposit account to be established by Yorktownuniversity.com with Bank for the deposit of subscriptions and the terms of withdrawal thereof.

     NOW, THEREFORE, in consideration of the mutual promises herein made and for other good and valuable consideration, the parties hereto hereby agree as follows:

          FIRST: Yorktownuniversity.com shall deliver a certificate signed by it to Bank setting forth the effective date of the Offering, immediately after such effective date.

          SECOND: All funds received from subscribers for the Shares will be delivered by Yorktownuniversity.com to Bank at 425 Walnut Street, [
], Cincinnati, Ohio 45202, Attention: Brian George, for deposit into a special interest bearing account (the "Account"), together with the name, address, social security number of each such subscriber, and the name(s) in which the Shares are to be registered. Yorktownuniversity.com agrees that where Shares are to be paid for by check, Yorktownuniversity.com will deposit such check into the Account within one business day following receipt by Yorktownuniversity.com of a subscription.

          THIRD: Bank will hold all funds received by it pursuant to the terms of this Agreement in the Account. In no event shall funds in the account be subject to claims by creditors of Yorktownuniversity.com, its affiliates or associates until the funds have been withdrawn from the Account and disbursed to Yorktownuniversity.com in accordance with the terms of this Agreement. Funds may be withdrawn from the

Account and disbursed only as follows:

          A. From and after the date that subscriptions acceptable to Yorktownuniversity.com for at least 125,000 Shares are received by the Bank prior to the termination of the Offering and, thereafter on a weekly or other periodic basis, Yorktownuniversity.com shall deliver to the Bank a certificate (the "Closing Certificate") stating which of the subscriptions in the Offering have been accepted or rejected.

          B. The Bank shall deliver to Yorktownuniversity.com, with interest, all funds received by it for subscriptions in the Offering (not previously released to Yorktownuniversity.com or returned to subscribers) which Yorktownuniversity.com shall have certified as being accepted and shall return to subscribers, with pro rata interest and without any deduction for expenses, all funds received by it for subscriptions which Yorktownuniversity.com shall have certified as not being accepted.

          C. Bank shall copy and forward all Subscription Agreements to Yorktownuniversity.com daily.

          FOURTH: Bank shall invest all funds received from subscribers in short term, highly liquid, interest-bearing investments.

          FIFTH:

          A. Bank is acting solely as depository of the funds and not as a trustee or fiduciary under this Agreement. Bank is not a party to, nor has it reviewed or approved any agreement other than this Agreement, nor any other matters of background related to this Agreement.

          B. Bank shall not be liable for any damages, or have any obligations other than the duties prescribed herein in carrying out or executing the purposes and intent of this Agreement; provided, however, that nothing herein
                                       --------  -------
contained shall relieve Bank from liability arising out of its own willful misconduct or gross negligence. Bank's duties and obligations under this Agreement shall be entirely administrative and not discretionary.

          C. Bank shall not be liable to any party hereto or to any third party as a result of any action or omission taken or made by Bank, except for liability arising out of Bank's own willful misconduct or gross negligence. Yorktownuniversity.com will, at its expense, indemnify Bank, hold Bank harmless, and reimburse Bank, and its officers, directors, employees and representatives from, against and for, any and all liabilities, costs, fees and expenses (including reasonable attorney's fees) Bank or any of them may suffer or incur by reason the execution and performance of this Agreement by Bank, including any litigation relating to this Agreement instituted by or against Bank, to which it is a party or in which Bank or any of its officers, directors, employees or representatives are required to appear as a witness. If any legal questions arise concerning Bank's duties and obligations hereunder, Bank may consult its counsel at Yorktownuniversity.com's expense and rely without liability upon written opinions given to it by such counsel.

          D. Bank shall be protected in acting upon any written notice, request, waiver, consent, authorization, or other paper or document which Bank, in good faith, believes to be genuine and what it purports to be.

          E. Bank shall not be bound in any way by any contract or agreement between the other parties hereto, whether or not it has knowledge of any such contract or agreement or of its terms or conditions.

          F. This Agreement shall be terminated upon withdrawal and disbursement of all of funds held in the Account, except that Articles FIFTH and SEVENTH shall survive termination of this Agreement.

          G. Notwithstanding anything to the contrary contained in this Agreement, it is agreed that Bank shall in no case or event be liable for the failure of any of the conditions of this Agreement or damage caused by the exercise of its discretion in any particular manner, or for any reason, except gross negligence or willful misconduct with reference to the Account, and Bank shall not be liable or responsible for its failure to ascertain the terms or conditions, or to comply with any of the provisions, of any agreement, contract or other document delivered to it or referred to herein, nor shall Bank be liable or responsible for forgeries or false personation.

          H. If any controversy arises between the parties hereto or with any third person with respect to the subject matter of this Agreement, its terms or conditions, Bank shall not be required to determine the same or take any action in the premises, but Bank may await the settlement of any such controversy by final appropriate legal proceedings or otherwise as Bank may require, or Bank may institute legal proceedings to determine any controversy, and in any such event Bank shall not be liable for interest or damages.

          I. It is agreed that Bank's duties are only such as are herein specifically provided, being purely ministerial in nature, and that Bank shall incur no liability whatsoever except for its willful misconduct or gross negligence.

          J. Bank may, but shall not be required to, institute legal proceedings of any kind. Bank shall have no responsibility for the genuineness or validity of any document or other item deposited with it, and Bank shall be fully protected in acting in accordance with any written instructions given to it hereunder and believed by it to have been signed or given by the proper parties.

          K. Bank undertakes to perform such duties and only such duties as are specifically set forth in this Agreement, and no implied covenants or obligations shall be read into this Agreement against Bank.

          L. No provision of this Agreement shall require Bank to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder, or in the exercise of any of its rights or powers, if there shall be reasonable grounds for believing that repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured to it.

          M. Bank may consult with counsel and the written advice of such counsel or any opinion of counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon.

          N. Bank shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture or other paper or document, but Bank in its discretion may make such further inquiry or investigation into such facts or matters as it may see fit.

          O. The recitals contained herein shall be taken as the statements of Yorktownuniversity.com, and Bank assumes no responsibility for their correctness. Bank makes no representations as to the validity or sufficiency of this Agreement. Bank shall not be accountable for the use or application by Yorktownuniversity.com of the proceeds of the Offering.

          SIXTH: Notwithstanding anything to the contrary contained in this Agreement, Bank (a) may resign from its duties under this Agreement by giving 30 days' prior written notice of such resignation to the other parties hereto and
(b) may be discharged from its duties under this Agreement upon the receipt from each of the other parties hereto of 30 days' prior written notice of such discharge. Upon the resignation or discharge of Bank,

Yorktownuniversity.com shall retain a substitute financial institution to perform the functions theretofore performed by Bank under this Escrow Agreement.

          SEVENTH: A. Yorktownuniversity.com agrees to pay to Bank reasonable expenses, including counsel fees, incurred in acting hereunder.

          B. It is understood that fees (if any) and usual charges agreed upon for Bank's services hereunder shall be considered compensation for its ordinary services as contemplated by this Agreement and in the event the conditions of this Agreement are not promptly fulfilled or that Bank renders any service hereunder not provided for in this Agreement, or that there is any modification hereof, or that any controversy arises hereunder or that Bank institutes, is made a party to, or intervenes in, any litigation pertaining to this Agreement or the subject matter thereof, Bank and its legal counsel shall be reasonably compensated for such extraordinary services and reimbursed for all costs and expenses occasioned by such default, delay, controversy or litigation and Bank shall have the right to retain all documents and/or other things of value at any time held by it hereunder until such compensation, fees, costs and expenses shall be paid. Yorktownuniversity.com hereby promises to pay the foregoing sums upon demand.

          EIGHTH: If, after the receipt by Bank of any check or instrument of any party hereto, Bank shall inform Yorktownuniversity.com that such check or instrument has been entered for collection by it hereunder and is uncollectable and payment of the funds represented by such check or instrument has been made pursuant to the terms of this Agreement, then Yorktownuniversity.com shall immediately reimburse Bank for such payment, and Bank shall deliver the returned check or instrument to Yorktownuniversity.com provided, however, that nothing contained herein shall require Bank to invest or pay out funds which it has reason to believe are uncollectable.

          NINTH:    All distributions by Bank to subscribers pursuant to this
Agreement shall be made with accrued interest by check, payable to the order of each respective subscriber and shall be mailed directly to the subscribers by first class mail. All payments by Bank to Yorktownuniversity.com shall be made in immediately available funds, if and to the extent that the funds on deposit with Bank are immediately available at the time of such payment.

          TENTH: Bank and Yorktownuniversity.com agree that the Arizona Corporation Commission, Securities Division, as the Administrator of the states participating in a coordinated equity review of the Offering, shall have permission to inspect and make copies of the records of the Bank relating to the Account at any reasonable time during the regular business hours of the Bank wherever the records are located.

          ELEVENTH: The rights and obligations of each party under this Agreement may not be assigned without the prior written consent of all other parties. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

          TWELFTH: This Agreement contains all the terms agreed upon by the parties with respect to the subject matter hereof. This Agreement may be amended only by a written instrument signed by the party against whom enforcement of any waiver, change, modification, extension or discharge is sought.

          THIRTEENTH: All notices, communications and instructions required or desired to be given under the Escrow Agreement shall be in writing and shall be deemed to be fully given if sent by certified mail, return receipt requested, to the following addresses:

     To:   Firstar Bank, N.A.

           Firstar Bank, N.A.

          425 Walnut Street
          [                       ]
          Cincinnati, OH  45202

          Attention:  Brian George


     To:  Yorktownuniversity.com, Inc.

          Yorktownuniversity.com, Inc.
          P.O. Box 653
          Yorktown, VA 23690

          Attention:  Richard J. Bishirjian, President and
                      Chief Executive Officer


or to such other address and to the attention of such other person as any of the above may have furnished to the other parties by certified mail, return receipt requested.

          FOURTEENTH: Yorktownuniversity.com shall deliver to Bank a certificate of the secretary of Yorktownuniversity.com as (a) the authority of certain officers thereof to act on behalf of Yorktownuniversity.com in connection with this Agreement and (b) the incumbency and signatures of such officers, and Bank may act in reliance on such certificate upon the instructions or directions given to it in accordance with the terms of this Agreement by Yorktownuniversity.com, through a person authorized so to act in such certificate.

          FIFTEENTH:    This Agreement shall be deemed to be an agreement made
under the laws of the State of Ohio and for all purposes shall be construed and enforced in accordance with and governed by the laws of such State.

          SIXTEENTH: This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, and all such counterparts shall constitute but one and the same instrument.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

                                         Yorktownuniversity.com, Inc.


                                         By:
                                             ------------------------------
                                         Title:
                                               ----------------------------


                                         Firstar Bank, N.A.

                                         By:
                                             ------------------------------
                                         Title:
                                               ----------------------------

                PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

Item 1.   Indemnification of Directors and Officers.

     Section 13.1-697 of the Virginia Stock Corporation Act (the "Virginia Act") provides as follows:

     A. Except as provided in subsection D of this section, a corporation may indemnify an individual made a party to a proceeding because he is or was a director against liability incurred in the proceeding if:

          1.   He conducted himself in good faith; and
          2.   He believed:
               a. In the case of conduct in his official capacity with the corporation, that his conduct was in its best interests; and
               b. In all other cases, that his conduct was at least not opposed to its best interests; and
          3. In the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful.

     B. A director's conduct with respect to an employee benefit plan for a purpose he believed to be in the interests of the participants in and beneficiaries of the plan is conduct that satisfies the requirement of paragraph 2b of subsection A of this section.

     C. The termination of a proceeding by judgment, order, settlement or conviction is not, of itself, determinative that the director did not meet the standard of conduct described in this section.

     D.   A corporation may not indemnify a director under this section:

          1. In connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation; or
          2. In connection with any other proceeding charging improper personal benefit to him, whether or not involving action in his official capacity, in which he was adjudged liable on the basis that personal benefit was improperly received by him.

     E. Indemnification permitted under this section in connection with a proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with the proceeding.

     Section 13.1-698 of the Virginia Act provides as follows:

          Unless limited by its articles of incorporation, a corporation shall indemnify a director who entirely prevails in the defense of any proceeding to which he was a party because he is or was a director of the corporation against reasonable expenses incurred by him in connection with the proceeding.

     Under Section 13.1-702 of the Virginia Act, unless limited by a company's articles of incorporation, an officer is entitled to mandatory indemnification on the same basis as a director. The Virginia Act further makes provisions for the advancement of expenses of officers and directors, and for any such individual to make application to the court for advances, reimbursement or indemnification.

     The Company's Articles of Incorporation provide that any person who is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he or she, or a person of whom he or she is or was a director or officer of the Company shall be indemnified and held harmless by the Company to the fullest extent authorized by the Virginia Act against all expense, liability and loss (including attorneys' fees, judgments, fines, excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith. This right of indemnification includes the right to be paid by the Company the expenses incurred in defending any such proceeding in advance of its final disposition; provided that if the Virginia Act require, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer in advance of the final disposition of a proceeding shall be made only upon delivery to the Company of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified. The Company, by action of its Board of Directors, may but is not be obligated, to provide indemnification to employees and agents of the Company with the same scope and effect as the foregoing indemnification of directors and officers.

     It is a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the Company) that the claimant has not met the standards of conduct which make it permissible under the Virginia Act for the Company to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Company.


     The Company may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Company or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under the Virginia Act.


Item 2.   Other Expenses of Issuance and Distribution.

     SEC filing fee.................  $  1,188
     Printing and Mailing expenses..  $ 20,000 *
     Legal fees and expenses........  $ 25,000 *
     Accounting fees and expenses...  $  7,500 *
     Blue Sky fees and expenses.....  $ 12,000 *
     Miscellaneous..................  $  9,312 *

     Total..........................  $ 75,000 *

----------------

     *Estimate

Item 3.   Undertakings.

     The Company hereby undertakes to:

     1. File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

          (i) Include any prospectus required by section 10(a)(3) of the Securities Act;
          (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and
         (iii) Include any additional or changed material information on the plan of distribution.

     2. For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

     3. File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.


Item 4.   Unregistered Securities Issued or Sold within One Year.

     In July 1999, the Company issued for cash and contributed services 351,645 shares to its founders in reliance upon the exemption provided by Section 4 (2) of the Securities Act of 1933, as follows:


                  Purchaser                             Number of Shares       Purchase Price
                  ---------                           --------------------   -----------------
Richard J. Bishirjian, Ph.D.                                 175,822               $ 3,605
Free Congress Research and Education Foundation              131,851               $ 2,895
The Leadership Institute                                      34,632               $25,000

     In May and June 2000, the Company sold for cash 183 shares of its Series A convertible preferred stock at a price of $1,000 per share ($183,000 in the aggregate) to the following accredited investors in reliance upon the exemption provided by Rule 506 of Regulation D:

     Gilbert Davis                  Cowles M. Spencer II
     Richard J. Bishirjian          Lincoln Warrell
     Chad Long                      Paul Garman
     Steve and Deanna Bouknight     James Hinish
     John Engelhart                 Robert Bradley
     Tom Cantrell                   Nancy Anthony
     Paul Weyrich                   Walter Weld
     Wilhelm Maier                  J. Edward Pawlick
     William Dahling                William Russell
     Tony Barr                      George Trivoli
     Lorenz Hart

     In June 2000, the Company issued 9,340 shares of its common stock and options to purchase an additional 4,500 shares at an exercise price of $10.00 per share to each of its faculty members, generally in units of 100 shares and options to purchase an additional 100 shares, as inducement for joining the faculty or providing other assistance. In the aggregate, the Company issued 9,340 shares and options to purchase an additional 4,500 shares. These securities were issued in reliance on the exemption provided by Rule 701 under the Securities Act of 1933. The following persons received securities:

     Carole Scott           William Luckey      Newsmax.com
     Mason Conner           John Sites          John Cobb
     Thomas F. Payne        Bruce Fohnen        Linda Raeder
     Talmadge Watson        Atilla Yayla        Gleaves Whitney
     Thomas Landress        Dominic Acquila     Marshall De Rosa
     Angelo Codevilla       Gerald Dwyer        David Bobb
     James Gaston           Jefferson Edgens    David Mulroy
     Henry Edmondson        William Luckey      Donald Devine
     Joseph P. Martino      Gary Wolfram        Marlo Lewis
     Richard Zeller         Mark Malvasi        Gordon Diem
     Mitchell Kalpakgian    H. Lee Cheek        David Fitzsimons
     Kenneth Holland        Gerald Gunderson    John Lachs
     Larry Schweikart       Thomas F. Payne     Roger W. Cole
     Edmund Shanahan        James Gustafson     Randall Balmer
     Douglas Adie           Arthur Pontynen     William Sloane
     Edward Levinson        James McClellan     George Trivoli
     William B. Allen       Eugene Heath        Conservative HQ
                                                Chris Moody

Item 6.   Description of Exhibits.

     1.1  Amended and Restated Articles of Incorporation (1)

     2.1  By-laws (1)

     4.1  Form of Subscription Agreement (included as Annex A to the Prospectus)

     9.1 Form of Escrow Agreement between the Company and Firstar Bank, N. A. (included as Annex B to the Prospectus)

     10.1 Consent of Goodman & Company, L.L.P., certified public accountants (2)

     11.1 Opinion of Doepken Keevican & Weiss Professional Corporation (2)

     12.1 Yorktownuniversity.com, Inc. 2000 Stock Option Plan (1)

     12.2 Form of Securities Escrow Agreement (2)
______________

(1)  Included with original Registration Statement filed on June 30, 2000

(2)  Filed herewith.

                                   SIGNATURES

 In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-1 and authorized this registration statement to be signed on its behalf by the undersigned, in the County of York, Commonwealth of Virginia on September 8, 2000.

                              Yorktownuniversity.com, Inc.

                              By  /s/ Richard J. Bishirjian
                                  -------------------------------
                                 Richard J. Bishirjian, Ph.D.
                                 President and Chief Executive Officer

     In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated:

Name and Signature          Position                        Date
------------------          --------                        ----

/s/Paul Weyrich*            Chairman of the Board and       September 8, 2000
--------------------------  Director


/s/Richard J. Bishirjian    President, Chief Executive      September 8, 2000
--------------------------  Officer and Director
Richard J. Bishirjian       (principal executive officer)


/s/Robert Callahan*         Treasurer and Secretary         September 8, 2000
--------------------------  (principal financial and
Robert Callahan             accounting officer)


/s/Gilbert K. Davis*        Director                        September 8, 2000
--------------------------
Gilbert K. Davis


/s/Robert Bradley*          Director                        September 8, 2000
--------------------------
Robert Bradley

*  By Richard J. Bishirjian, as attorney-in-fact.


                               POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the person whose signature appears below constitutes and appoints Richard J Bishirjian and Robert Callahan and each of them, with full power to act without the other, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign any or all amendments to this Registration Statement, including post-effective amendments, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents of any of them, or any substitute or substitutes, lawfully do or cause to be done by virtue hereof.

Name and Signature                 Position        Date
------------------                 --------        ----
/s/Louis W. Barnett                Director        September 8, 2000
-------------------------
Louis W. Barnett
